
08044761

NewellRubbermaid
Brands That Matter™

2007 Annual Report

Watch what happens next



Business Description

Newell Rubbermaid is a global marketer of consumer and commercial products that touch the lives of people where they work, live and play. We are committed to building a company of *Brands That Matter*™ while leveraging the benefits of being one company, including shared expertise, operating efficiencies and the fostering of a culture that produces best-in-class results. Our evolution as a global company is driven by our growing understanding of the constantly changing needs of consumers and our ability to create innovative, highly differentiated solutions that offer great performance and value.

Financial Highlights

Net Sales
($ in millions)
(internal sales growth) [1]


$5,717
$6,201
$6,407
+4.7%
+3.3%
2005
2006
2007

Gross Margin


30.8%
33.4%
35.2%
+260bps
+185bps
2005
2006
2007

Operating Income[2]
($ in millions)
(as a % of net sales)


$619.0
$723.0
$826.3
11.7%
12.9%
2005
2006
2007

"Normalized" EPS[2]


$1.25
$1.52
$1.82
+22%
+20%
2005
2006
2007

Strategic SG&A
(as a % of net sales)


3.9%
5.5%
6.2%
+160bps
+70bps
2005
2006
2007

Return on Invested Capital[2]


10.3%
12.1%
13.7%
+180bps
+160bps
2005
2006
2007

(1) Defined as net sales growth excluding significant acquisitions.
(2) Please refer to the Reconciliation of Non-GAAP Financial Measures, provided as part of this annual report, for a reconciliation to the most directly comparable GAAP financial measure.

Segment Overview

Cleaning, Organization & Décor	Office Products	Tools & Hardware	Home & Family
Sales (in millions) **$2,096**	Sales (in millions) **$2,042**	Sales (in millions) **$1,289**	Sales (in millions) **$980**
With some of the world's most trusted names such as Rubbermaid® and Levolor®, we provide consumers high-quality, innovative solutions for window fashions, home storage, indoor and outdoor organization, food storage and cleaning and refuse.	As the global leader in writing instruments, labeling solutions, and office organization and technology, we offer a powerful brand lineup led by the Sharpie®, Parker®, Dymo®, Uni-ball®, Paper Mate®, Expo® and Waterman® brands, among others, to both businesses and individual consumers.	Through a broad offering of premium hand tools, power tool accessories, propane torches, manual paint applicators and cabinet and window hardware, leading brands such as Lenox®, Irwin® and Amerock® help professional and do-it-yourself users get the job done right.	With established brand leaders including Calphalon®, Graco® and Goody®, names that represent the highest commitment to quality, we offer consumers an expansive line of premium kitchenware, infant and juvenile products and hair care accessories.
Rubbermaid. LEVOLOR	Sharpie. DYMO PAPER MATE PARKER WATERMAN	LENOX Amerock IRWIN.	Goody GRACO Calphalon



Our transformation is accelerating.

We will **generate sustainable growth** by building a consumer-driven branding company; **increase productivity and efficiency** by optimizing our supply chain and leveraging One Newell Rubbermaid; and **change our culture** to foster a globally collaborative organization that produces best-in-class results.

Watch what happens next.

Next:

We will g e sustainable growth


Sharpie
Sharpie











Through insight that leads to innovation...

We are transforming Newell Rubbermaid into a global, consumer-centric company by investing in research that helps us to better understand our target consumers and their needs. In turn, these insights are helping us to develop breakthrough product innovations that deliver meaningful solutions. We create consumer demand by investing in marketing and promotion activities that are as targeted and innovative as the products they represent. This virtuous cycle of brand building is designed to yield premium margins that can be reinvested to sustain growth.

Left: *Brands That Matter start with an understanding of the specific needs of our target consumers in order to create innovative solutions.* Right from top: *Rubbermaid's Produce Saver keeps food fresher, longer / Goody's Start, Style and Finish collection provides innovative tools for each distinctive step in the hair styling process / The Sharpie Ultrafine Retractable Marker makes it easy and fun to click and write with precision / Levolor Roman shades feature a patent-pending Top Down/Bottom Up with Cordless Lift technology to position the shades for desired light control and privacy.*



...and through expansion to new categories, new countries.

Our strong brands are expanding into new product categories and geographic markets to help sustain growth. We are extending trusted names that perform well in their original categories to near-neighbor categories through new product innovation. Similarly, we are working to understand consumers in local markets around the globe so that we can customize and adapt our products to meet their unique needs and cultures.

This page: *The Lenox brand is expanding globally with the Lenox Q™ series bandsaw blade providing long life and fast cutting.* Top right: *Rubbermaid Commercial Products® continues to expand into new categories, with products such as the Pulse™ Floor Cleaning System, Microfiber Cleaning Cart and Commercial Vacuums offering better, faster cleaning solutions.* Bottom left: *Rubbermaid Fast Track™ exemplifies category expansion with its durable garage organization system.* Bottom right: *Calphalon's design leadership in cookware has inspired Calphalon cutlery, featuring expert craftsmanship and award-winning design.*



We will be a more productive and efficient company

By adopting best practices and leveraging One Newell Rubbermaid

A world-class, consumer-driven branding company supports its brand portfolio by ensuring that the company's products are delivered at the best total cost. We are now working as One Newell Rubbermaid to optimize center-led functions such as distribution, transportation and other shared services. We are continuing to deliver good progress in making our operational footprint more cost effective and efficient, while delivering improved customer service. We are extending best practices across our businesses and suppliers. We are implementing a worldwide enterprise resource platform to optimize operations. All of these initiatives are leading to a more productive organization that can reinvest its savings into building brands and long-term capabilities.

Multi-branded distribution facilities that are strategically located in regions across the globe will result in cost savings, improved efficiency and enhanced customer service.


IRWIN
Rubbermaid
TOFC
RLH
452915

Next: change the culture

Enhanced capabilities lead to best-in-class results

Consumer-centric strategies can only be executed successfully by a consumer-centric culture. Accordingly, cultural change is a critical element in Newell Rubbermaid's transformation. Our people and processes must be as innovative and brand-focused, diverse and global as our businesses. This means building a highly collaborative, team-oriented organization that can work as one; organizing into global business units that have a worldwide view of their operations; and investing in training and development programs that build world-class expertise. All of this will foster a culture that produces best-in-class results.

Top: *Our comprehensive series of Marketing Excellence training programs have been designed to build long-term capabilities in marketing at every level of the company.* Bottom left: *Consumer interviews are a critical component of understanding the end-user to enhance product innovation and marketing plans.* Bottom right: *Consolidated regional headquarters, such as our Hong Kong office, are designed to improve collaboration and facilitate sharing of best practices across the company.*


HAIR BRUSHES &
ACCESSORIES
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DISLIKES
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Dear fellow shareholders,

In 2007, we made excellent progress in our multi-year effort to transform Newell Rubbermaid into a global company of *Brands That Matter* and great people, known for best-in-class results.

Our strategic focus on developing our brand-building capabilities, achieving best cost, leveraging the power of One Newell Rubbermaid and creating a culture of excellence will enable us to generate sustainable sales and earnings growth well into the future.

Meeting and Exceeding our Financial Commitments

We are pleased to report that in 2007, we once again delivered on all of our financial commitments, continuing the growth "trifecta" of higher top-line sales, healthy gross-margin expansion and increased operating profit. Net sales rose 3.3 percent, gross margins expanded 185 basis points and operating income increased 14 percent over the prior year. Since embarking upon our transformation two years ago, we have delivered 4 percent average annual internal sales growth, improved gross margins from 30 percent to 35 percent and achieved over $200 million in operating income improvement. This performance helped drive a 46-percent increase in normalized earnings per share and over $600 million in annual operating cash flow. Our investments in strategic brand-building activities, fueled by our significant gross margin expansion and productivity-enhancing initiatives, are paying off as we advance in our multi-year transformation.



Win With Unique Consumers and Customers and Beat Relevant Competition
Differentiated Product
Plus
Best-in-Class Cost Structure
Plus
Superior Branding
Yields
Premium Margins
Funds
Incremental Demand Creation
Drives
Incremental Sales and Profit
Encourages More
The New Virtuous Cycle
Brands That Matter

Continued Progress on Key Strategic Initiatives

In 2007, we made considerable progress on our Marketing Build & Transform initiative, which is focused on creating a best-in-class consumer branding capability. We have developed a detailed blueprint and roadmap for achieving brand-building excellence over time, complete with annual targets and measures. We have also recruited top executive talent from some of the world's leading consumer products companies and launched a comprehensive series of Marketing Excellence training programs, covering both basic and advanced curriculums. To support the key activities that lead to consumer understanding, innovation and demand creation, we boosted our investment in strategic brand building to 6.2 percent of sales, a 60-percent increase over the past two years.

We reshaped our organizational structure to establish Global Business Units (GBUs) as the core organizing concept of our business. To achieve long-term success, we must leverage our brands, technology, supply chain, consumer and competitor understanding and people on a global basis. The new GBU structure will help support growth across all business units and regions while ensuring an appropriate cost structure. Each of our GBUs has been tasked with creating and executing strategic plans to drive what we call the "New Virtuous Cycle." This framework outlines the process for creating differentiated products with a best-in-class cost structure, backed by investments in superior branding, to achieve premium margins – thus creating funds for strategic reinvestment in the brands to perpetuate this growth cycle. Our new organizational structure will further enable our businesses to win with their unique consumers and customers and beat the relevant competition.

We continue to deliver on our initiatives to achieve best cost in our manufacturing and sourcing operations and to leverage the power of One Newell Rubbermaid. Our Project Acceleration restructuring program, which produced cost savings of $60 million in 2007, remains on track to provide over $150 million in annualized savings by the end of 2009. We have begun consolidating our distribution and transportation activities across the company to achieve better scale and efficiency. Over the past two years, our distribution facility footprint has shrunk from almost 100 distribution centers to fewer than 80, with a goal of reaching approximately 50 over the next two years.

In October, we successfully launched SAP* at our North American Office Products business, marking the first major milestone in our multi-year rollout of this enterprise resource platform. SAP will be a key enabler of best-in-class business processes across the organization. We have invested significant resources in this project, and we are pleased to have had a seamless transition to the new system in our North American Office Products business. Our first launch has provided a useful roadmap and solid base of experience to reapply as we approach our next go-live in the Home & Family segment later this year.

Lastly, we are continuing to effect the culture change necessary to support our evolution into a top-tier consumer branding and marketing company. As a company we have identified and embraced a common set of company values centered around consumer-focused brand building, collaboration, diversity and people development, integrity and best-in-class results. I have learned from experience that cultural values can have as much impact on a company's performance as its strategy. Our support of globally shared values and behaviors, directly linked to our vision, will enable us to deliver strong business results and successfully face even the most difficult challenges.

Levers for Sustainable Growth

As we look to 2008 and beyond, we are focused on achieving sustainable growth throughout the organization. We are investing in building the long-term capabilities that build real shareholder value and confidence. I am proud of the men and women of Newell Rubbermaid for their hard work and dedication to delivering the positive

As we look to 2008 and beyond, we are focused on achieving sustainable growth throughout the organization.



Mark Ketchum
President and Chief Executive Officer

Our portfolio screening criteria targets companies with consumer-meaningful brands that are responsive to innovation and marketing, favorable customer and channel dynamics, global categories with strong margin and growth potential and synergy with our core categories and competencies.

results we have seen over the past two years. We recognize that an uncertain macroeconomic outlook in the United States will create additional headwinds for us in 2008. Despite these additional challenges, we remain confident that the diversity of our portfolio and the many growth levers in our control will enable us to continue driving top-line growth, expanding gross margins and growing operating income and earnings per share. Our continued investment in building *Brands That Matter* and developing long-term capabilities will be key.

One important lever is our healthy pipeline of new products. In 2008, we expect to have notable new product launches across all of our operating segments, some of which are featured in this annual report. We have attractive opportunities to grow share by offering differentiated products and great value. In most of our categories, market shares are not concentrated and competition is fragmented. During 2007, we achieved market share gains on several of our important brands including Dymo, Expo, Goody, Calphalon, Levolor, Lenox and Rubbermaid Commercial Products*. In addition to consumer-meaningful innovation, the opportunities for near-neighbor category expansion are very robust. As a case in point, our Rubbermaid Commercial business delivered double-digit sales growth in 2007, driven significantly by creative offerings in new product categories such as microfiber cleaning systems and decorative waste management. Finally, global penetration by many of our brands is low, which creates tremendous opportunities to expand internationally. During the year we experienced double-digit sales growth outside of the United States, and we expect this trend to continue in 2008.

Strategic acquisitions will also play a role as we move forward. Our 2008 outlook anticipates healthy cash flow, in line with our performance in recent years. Over the years, successful major acquisitions such as Dymo and Lenox, as well as smaller additions to the portfolio, have helped us spur innovation and expand into new markets and product categories. The objective for all of our acquisitions is to enhance sustainable growth and to reward shareholders. Our portfolio screening criteria targets companies with consumer-meaningful brands that are responsive to innovation and marketing, favorable customer and channel dynamics, global categories with strong margin and growth potential and synergy with our core categories and competencies. Looking across our portfolio, the most attractive acquisition targets today lie in Office Technology, Rubbermaid Commercial Products, Industrial Tools and all three categories within the Home & Family segment.

We are proud of the accomplishments of 2007 and the progress we have made in our transformation into a top-tier, consumer-branding and marketing organization. Our ultimate goal is to be best-in-class, which we know will take several years to achieve. The good news is that we are reaping the benefits of our transformation at every step along the way. In 2008, we look forward to building upon the solid foundations laid over the past two years. It is an exciting time for Newell Rubbermaid. We thank you for your continued support and encourage you to *watch what happens next.*

Sincerely,



Mark D. Ketchum
President & Chief Executive Officer
March 28, 2008

Next steps:
How we get there

Next steps:
Generating sustainable growth

We are developing best-in-class, brand-building capabilities and practices that drive superior growth. This process will be enabled by common brand-building frameworks and processes that are deployed across our consumer, commercial and industrial businesses globally.



Sharpie MINI
Sharpie MINI
Sharpie MINI
Sharpie MINI
Sharpie MINI
Sharpie MINI
Sharpie MINI
Sharpie MINI
Sharpie MINI

Sharpie made its successful debut in the United Kingdom during 2007.

Increased Consumer Insight

Deep end-user insights are becoming a primary driver of business decisions. We are increasing our use of proven research techniques to gain a superior understanding of our consumers and how they relate to our brands. From these proprietary insights, we develop well-grounded and focused brand strategies that are compelling, differentiated and ingrained within the organization. We use insights to help us focus on those consumers who matter more to the category and to our brand – those toward whom we can target our marketing efforts to disproportionately grow and strengthen our brands.

Innovation

Newell Rubbermaid is bringing greater discipline to the innovation process. We have enhanced our ideation and discovery capabilities, allowing us to identify important unmet consumer needs that can form the basis for new product platforms. Once a discovery space is identified, we rapidly formulate and iterate concepts to find the best way to address the unmet need, leveraging our knowledge of the consumer and the marketplace. Promising concepts are tested and refined with consumers. The best concepts that emerge are then developed into prototypes and tested again with consumers in structured and in-home environments. Pricing is optimized based on what the consumer is willing to pay for the benefit the product delivers. We then work backward from a desired margin to identify a target cost and formulate a supply strategy. By following this well-defined process, we are ensuring the introduction of innovative new products that meet consumer needs and strengthen our consumers' emotional relationship with our brands.



US Postage
41
US Postage
41
41

Endicia, acquired in 2007 to expand our office products platform, is the trusted leader in Internet postage, saving time and money for consumers.

Successful Commercialization

Successful commercialization requires investment and critical evaluation to develop and implement marketing



Team Hackman© features a team of master cutters that conducts events to demonstrate the superior performance of Lenox products.


IRWIN
30%
7¼
24T
FRAME MORE HOUSES FASTER
IRWIN

The new Irwin Marathon© with WeldTec™ saw blade features patented carbide teeth for long blade life and durability.

campaigns that are as targeted and innovative as the brands they promote. Consumer-driven innovation requires effective communication with our target audience. We use our consumer understanding to identify the points when the consumer touches our categories and brands and is most receptive to messaging. Understanding these points of influence helps us form an ongoing relationship and dialog with our consumers so that we deliver the most compelling messages in ways that drive a superior return on marketing investment.

Increased Investment in Strategic Brand Building and SG&A

We are committed to making the investments necessary to create an effective brand-building organization and superior processes. Since 2005, we have increased our investment in strategic brand building almost 60 percent. In 2007, our brand-building investment surpassed 6 percent of sales for the first time. We also are monitoring and measuring these investments carefully to ensure that we are investing in the highest-impact programs and activities.


26
IRWIN.
Industrial Tools

The Irwin "Demand Team" grassroots marketing initiative goes on the job site to educate professionals about the brand's line of industrial tools.

Geographic Expansion

Today, 20 percent of Newell Rubbermaid sales are outside of North America, and only a handful of our brands account for most of these sales. The balance of our brand portfolio represents a significant opportunity for international expansion. Some of our strongest brands have not yet been introduced to consumers outside North America. For example, Sharpie is the number-one marker brand in the United States, but the brand is just beginning to expand to other countries. With an initial launch in the United Kingdom during 2007, Sharpie is expected to increase sales significantly over the next year in the United Kingdom as we make significant investments to drive distribution and consumer awareness and demand.

Near-Neighbor Category Expansion

Our brands are crossing to near-neighbor categories to create opportunities for growth as well. Rubbermaid Commercial has expanded into microfiber cleaning equipment and medical carts. Irwin and Lenox have extended their core franchises into knives and blades, pliers, wrenches, levels, measuring tapes and worksite storage. Calphalon has taken superior design capabilities with respect to cookware and extended those capabilities to a suite of premium cutlery products. As we build the image of our brands in the hearts and minds of our consumers, the ability to extend them into near-neighbor categories is an excellent way to leverage our investments in consumer understanding, innovation and commercialization in order to generate continued revenue growth.

The Fourth Trimester

The Graco Sweetpeace™ Newborn Soothing Center™ is one example of the integrated brand-building process that is emerging within Newell Rubbermaid today. The first few months of life for a newborn are often referred to as "the fourth trimester." Better solutions are needed to help new moms comfort their babies during this period of dramatic change and development. Our design process for Sweetpeace included up-front, in-depth research with mothers and pediatric professionals who understand better than anyone else what works to soothe newborns. Armed with insights from moms, doctors and babies, our Research and Development team developed an innovative new product that effectively simulates many of the sensory experiences of the womb itself and the cradling and rocking techniques that parents and professionals use to comfort babies. As part of the launch of Sweetpeace, we also built an interactive educational website with resources for moms of newborns. Sweetpeace creates an entirely new category for infant-soothing products.



Next steps:
Increasing productivity and efficiency

A key part of positioning Newell Rubbermaid for long-term success is optimizing our cost structure and leveraging the power of one company. We are implementing numerous initiatives that will achieve these goals and lead to further expansion of gross margins.

Manufacturing and Sourcing

Our new business model is focused on achieving the best product cost at the right quality and service levels, often by engaging supply partners in low-cost countries. In the process of making this transformation, we have rationalized our manufacturing and sourcing footprint. By the end of 2008, we expect to have fewer than 40 company-owned manufacturing sites and about half of our production from sourcing partners. In addition, we have shifted the majority of our manufacturing from high- to low-cost regions, with about 60 percent expected to be manufactured in low-cost countries by the end of 2008, as compared to 16 percent in 2001.



Automation within multi-branded distribution centers is leading to increased productivity and improved customer service.

Leveraging One Newell Rubbermaid

Historically, Newell Rubbermaid was comprised of independent businesses that provided all of the operations to be a free-standing unit. In contrast, the new Newell Rubbermaid recognizes the power of leveraging the scale of the total company through shared support services and common business practices. As we build these consolidated capabilities, we are striking a careful balance between centralizing what is common and maintaining independence on what is unique. Activities that are not materially different from business to business are our prime candidates for achieving scale advantage. These activities include back-office shared services, procurement, distribution, transportation and information technology.

Distribution Center Optimization

Rationalizing our global distribution network is helping not only to reduce transportation costs, but also to improve shipping efficiency and customer service. During 2007, we took significant steps toward leveraging distribution across the company to achieve low-cost, logistical excellence. For example, we completed and opened a new 400,000-square-foot consolidated distribution center in Victorville, California. Similarly, we have announced plans for a new 800,000-square-foot multi-branded distribution center in Atlanta, Georgia, to service the Southeast. Within the next two years, the company's global distribution footprint should be reduced to approximately 50 facilities, nearly half the number that existed prior to the start of this global initiative.



A shared multi-branded distribution center ships innovative products to a diverse base of customers around the world.

Shared Services

As part of our efforts to leverage One Newell Rubbermaid, we have made significant progress in unifying the shared activities across the company. We have improved efficiency and reduced costs by centralizing at the corporate level certain administrative functions including cash management, accounting systems, order processing, billing, credit, accounts receivable collections, data processing and legal functions. These shared services concentrate technical expertise in one location, making it easier to communicate, observe overall business trends and manage the company's businesses. The transition of services to the Shared Service Center in Europe is approximately 90 percent complete, and we are expanding the scope of shared services in the United States and Latin America.

SAP Implementation Company-Wide

SAP is our choice for an enterprise resource platform to be implemented across all of Newell Rubbermaid. SAP will be a key enabler to achieving company-wide productivity and optimization opportunities within shared services, global sourcing, supply-chain management and indirect spending. Initially launched in 2007, SAP will be rolled out over a five-year horizon to minimize complexity and assure standardization.

Distribution and Transportation Optimization

	2005	2007	3-Yr Vision
Number of Distribution Centers	96	80	~50
Utilization Rate	~68%	74%	>90%
Average Size (sq ft)	145K	170K	>350K


IRWIN.


SAP

SAP – *Newell Rubbermaid successfully launched SAP within Office Products – North America in 2007.*

Sharpie Runs SAP

We have invested the required resources to ensure the successful rollout of SAP. Its launch in October 2007 at our North American Office Products business unit went extremely well. This initial go-live is a significant step forward in our rollout of SAP. The launch has provided a solid base of experience to reapply as we implement this best-in-class business-process enabler across the organization.

SAP Implementation Timing


'07
'08
'09
'10
'11
'12
North America (three waves)
Europe
Rest of World

Next steps:
Changing the culture

Culture can have as much impact on a company's performance as does its strategy. That's why we're transforming how our employees work together as we become a global consumer-driven marketing company.

During 2007, we worked hard to begin bringing this culture to life. We introduced a new set of corporate values to employees and had honest conversations about what will be required to realize our cultural aspirations. In fact, Newell Rubbermaid employees around the world are attending educational sessions designed to fully communicate the transformative journey that our company and our people have embarked upon.

Consumer-Centric

Even though we are all consumers, it is not easy to become a consumer-centric company overnight. It requires a mindset change whereby every employee, at every level, understands and embraces our philosophy that the consumer is the focus of everything we do. To lead this effort, we recruited Senior Vice President of Marketing and Brand Management Ted Woehrle, who brings more than two decades of best-in-class consumer products experience from Procter & Gamble. We have also brought in numerous senior marketing leaders with a history of brand-building at other consumer-centric companies. We looked inside the company as well. We identified the expertise we already had and built upon it with accelerated training and development.



Brand-Focused

Growing brands that matter to consumers is at the heart of who we are, so much so that we added the tagline, *"Brands That Matter,"* to our corporate logo in 2006. It is a concept that our employees are truly embracing as they become our brand ambassadors, growing more passionate about how consumers interact with and experience our brands. They understand that a brand that matters is one that connects emotionally with a consumer because it solves a problem, instills trust, offers convenience or provides an innovation. Our employees also know that we are creating an environment in which everyone has the opportunity to share feedback about our products, to contribute ideas for new ones and to participate in our mutual success.

Collaboration and Teamwork

The ability to work with one another across business units and across geographic regions is critical to meeting our shared service and common-business-practice goals. To this end, we have consolidated our facilities abroad to establish shared headquarters in Paris for the Europe, Middle East and Africa regions, and one for the Asia-Pacific region in Hong Kong. In 2008, we will co-locate several of our business units and corporate functions into our new global headquarters building in Atlanta. These moves will enable greater sharing of best practices and make it easier to leverage talent across the organization. And we have created a new organizational structure, based on global business units, that will foster collaboration in order to capture our collective strengths.

Diverse Leadership

A broad worldview is an essential component of success for any global consumer products company today. Accordingly, a diverse workforce that reflects the diversity of the markets we serve helps us to better understand the needs of our target consumers.

For example, we have increased our recruitment efforts for women and minority employees and put a greater focus on developing diverse managers.

Our diversity philosophy embraces both our differences and our similarities, and advocates inclusion at every level. To foster such an environment, we have created the Office of Inclusion & Diversity to help instill this philosophy throughout the company. This group exceeded its training goals in 2007 by delivering diversity training to more than 2,000 United States managers – a significant step toward realizing our expectations in this critical area.

Social Responsibility

Our accomplishments as a responsible corporate citizen of the world are a key way we judge our success as a company. Responsible citizenship



We are actively recruiting a new generation of brand-focused marketers in order to build long-term capabilities in marketing at every level of the company.

encompasses inclusion and diversity, community investment and sustainability initiatives.

In the past year our community commitment, in particular, has expanded with the launch of a centralized corporate philanthropy program, "Investing in Community™." As part of this launch, we hosted a Week of Caring donation drive in our United States facilities and announced an initial planned spend of $2 million annually beginning in 2008.

By encouraging employee activism and linking our corporate philanthropy directly to the consumers we serve, we are able to share our success with those who help build our success.



The Inclusion Leadership Team coordinates company-wide diversity management efforts and develops plans for strategic inclusion management.

Talent Development

Reshaping a culture also requires training and development. To this end we are investing in a variety of programs that have one common goal – to maximize the potential of every individual in our company. For example, more than 700 marketing employees completed "Marketing 101" global training last year. To encourage career advancement, we launched "Careers That Matter™," an online recruiting and applicant-tracking system that matches employees' skills and interests with open positions across the company.

Global Company

A global company requires a global structure that can maximize global opportunity. In 2007, we introduced a new organizational platform built around Global Business Units (GBUs) and consolidated international regions. GBUs enable us to better leverage our understanding of the unique consumers and competitors in a specific category around the world. These units have primary profit and loss responsibility and will drive global brand-building activities, such as consumer insight, product innovation and manufacturing.


MARQUES

The new consolidated regional headquarters in both Paris and Hong Kong will improve global collaboration and facilitate sharing of best practices.

Our Shared Values: Delivering On Our Vision

Cultural evolution is not easy, especially for a company that has acquired and divested businesses for over 100 years. Though we all have "grown up" in a variety of business settings around the world, it is important that we all seek a common ground in order to ensure the success of a new Newell Rubbermaid. To this end, more than 200 leaders representing our businesses worldwide engaged in a process to discover who we are today and who we aspire to be. From this discovery process, a value statement emerged:

"At Newell Rubbermaid, we are proud of who we are. We trust and expect employees to live our values every day. We understand our success is closely linked to the relationship we have with our shareholders, consumers, customers, suppliers and the communities in which we live and work."

This statement is accompanied by five values and beliefs:

Our People: The success of our company starts with our people.

Our Brands: Growing brands that matter to consumers is at the heart of who we are.

How We Work Together: We work as a team and foster an environment of global collaboration.

Results: We relentlessly strive to achieve best-in-class results.

Integrity: Acting with utmost integrity is the foundation upon which we grow.

Living our values every day will enable us to become a global company of *Brands That Matter* and great people, known for best-in-class results.

Board of Directors

Michael T. Cowhig retired in December 2006 as President, Global Technical and Manufacturing of The Procter & Gamble Company – Gillette GBU (a manufacturer and marketer of consumer products), a post he held since October 1, 2005. Prior thereto, he held the position of President, Global Technical and Manufacturing of The Gillette Company from January 2004 to October 2005. Mr. Cowhig joined Gillette in 1968, and thereafter served in a variety of roles, including Senior Vice President, Global Manufacturing and Technical Operations – Stationery Products from 1996 to 1997, Senior Vice President, Manufacturing and Technical Operations – Grooming from 1997 to 2000, Senior Vice President, Global Supply Chain and Business Development from 2000 to 2002, and Senior Vice President, Global Manufacturing and Technical Operations from 2002 to 2004. Mr. Cowhig is also a director of CCL Industries, a global manufacturer of specialty packaging and labeling solutions for the consumer products and healthcare industries.

Scott S. Cowen has been the President of Tulane University and Seymour S. Goodman Memorial Professor of Business since 1998. From 1984 to 1998, Dr. Cowen served as Dean and Albert J. Weatherhead, III Professor of Management, Weatherhead School of Management, Case Western Reserve University. Prior to his departure in 1998, Dr. Cowen had been associated with Case Western Reserve University in various capacities since 1976. Dr. Cowen is also a director of American Greetings Corp. (a manufacturer of greeting cards and related merchandise), Forest City Enterprises (a real estate developer) and Jo-Ann Stores (an operator of retail fabric shops).

Elizabeth Cuthbert-Millett has been a private investor for more than five years.

Michael A. Todman has been President, Whirlpool North America since June 2007 and a member of the Board of Directors of Whirlpool Corporation (a manufacturer and marketer of major home appliances) since January 1, 2006. He served as President, Whirlpool International from January 2006 to June 2007 and served as Executive Vice President and President of Whirlpool Europe from October 2001 to January 2006. From March 2001 to October 2001, he served as Executive Vice President, North America of Whirlpool Corporation. From 1993 to 1999, Mr. Todman served in a number of roles at Whirlpool, including Senior Vice President, Sales and Marketing, North America; Vice President, Sears Sales and Marketing; Vice President, Product Management; Controller of North America; Vice President, Consumer Services, Whirlpool Europe; General Manager, Northern Europe; and Director, Finance, United Kingdom. Prior to joining Whirlpool, Mr. Todman held a variety of leadership positions at Wang Laboratories, Inc. and Price Waterhouse and Co.

William D. Marohn has been Chairman of the Board of the Company since May 2004. He retired in December 1998 as Vice Chairman of the Board of Whirlpool Corporation (a manufacturer and marketer of major home appliances), a post he held since February 1997. From 1992 to 1997, Mr. Marohn served as the President and Chief Operating Officer of Whirlpool Corporation. From January to October 1992, he was President of Whirlpool Europe, B.V. From 1989 to 1991, Mr. Marohn served as Executive Vice President of Whirlpool's North American Operations, and from 1987 to March 1989 he was President of Whirlpool's Kenmore Appliance Group. Prior to retirement, Mr. Marohn had been associated with Whirlpool since 1964.

Mark D. Ketchum has been President & Chief Executive Officer of the Company since October 16, 2005. From 1999 to 2004, Mr. Ketchum was President, Global Baby and Family Care of The Procter & Gamble Company. Mr. Ketchum joined Procter & Gamble in 1971, and thereafter served in a variety of roles, including Vice President and General Manager – Tissue/Towel from 1990 to 1996 and President – North American Paper Sector from 1996 to 1999. Mr. Ketchum is also a director of Kraft Foods, Inc. (a global manufacturer and marketer of packaged foods and beverages).

Steven J. Strobel was Senior Vice President – Treasurer of Motorola, Inc. (a wireless and broadband communications company) from June 2007 to March 2008. He served as Motorola's Senior Vice President – Corporate Controller from 2003 to June 2007. From 2000 to 2003, Mr. Strobel was Vice President – Finance and Treasurer for Owens Corning (a manufacturer and marketer of building material and composites systems). From 1996 to 1999, Mr. Strobel served as Owens Corning's Vice President – Corporate Controller. From 1986 to 1996, Mr. Strobel served in a number of roles with Kraft Foods, a former division of Philip Morris Companies, Inc. (a manufacturer and marketer of consumer products). While at Kraft, he held various financial positions, including Vice President, Finance, Kraft Grocery Products Division; Vice President and Controller, Kraft USA Operations; and Chief Financial Officer, Kraft Foods Canada.

Thomas E. Clarke has been President of New Business Ventures of Nike, Inc. (a designer, developer and marketer of footwear, apparel, equipment and accessory products) since 2001. Dr. Clarke joined Nike, Inc. in 1980. He was appointed divisional Vice President in charge of marketing in 1987, corporate Vice President in 1989, General Manager in 1990, and served as President and Chief Operating Officer from 1994 to 2000. Dr. Clarke previously held various positions with Nike, Inc., primarily in research, design, development and marketing.

Raymond G. Viault retired in January 2005 as Vice Chairman of General Mills, Inc. (a manufacturer and marketer of consumer food products), a post he held since 1996. From 1990 to 1996, Mr. Viault was President of Kraft Jacobs Suchard in Zurich, Switzerland. Mr. Viault was with Kraft General Foods for a total of 20 years, serving in a variety of major marketing and general management positions. Mr. Viault is also a director of VF Corp. (an apparel company), Safeway Inc. (a food and drug retailer), and Cadbury Schweppes plc (a manufacturer and marketer of foods and beverages).

Cynthia A. Montgomery is the Timken Professor of Business Administration and Chair of the Strategy Unit at the Harvard University Graduate School of Business, where she has served on the faculty since 1989. Prior thereto, Dr. Montgomery was a Professor at the Kellogg School of Management at Northwestern University from 1985 to 1989. Dr. Montgomery also serves on the Board of Directors of Black Rock Mutual Funds, Harvard Business School Publishing, and McLean Hospital.

Domenico De Sole has been the Chairman of Tom Ford International since 2005. Prior thereto he was President and Chief Executive Officer of Gucci Group NV, and Chairman of the Group's Management Board, a post he held from 1995 to 2004. From 1984 to 1994, Mr. De Sole served as Chief Executive Officer of Gucci America. Prior thereto, Mr. De Sole was a partner with Patton Boggs & Blow (a law firm) from 1970 to 1984. Mr. De Sole also serves on the Board of Directors of Telecom Italia S.p.A., GAP, Inc., Ermenegildo Zegna, and is a Member of the Advisory Board of Harvard Law School.

(Pictured from left to right): Michael T. Cowhig, Scott S. Cowen, Elizabeth Cuthbert-Millett, Michael A. Todman, William D. Marohn, Mark D. Ketchum, Steven J. Strobel, Thomas E. Clarke, Raymond G. Viault, Cynthia A. Montgomery, Domenico De Sole



2007 FINANCIAL STATEMENTS AND RELATED INFORMATION

TABLE OF CONTENTS

SELECTED FINANCIAL DATA

The following is a summary of certain consolidated financial information relating to the Company as of and for the year ended December 31, (*in millions, except per share data*). The summary has been derived in part from, and should be read in conjunction with, the Consolidated Financial Statements of the Company included elsewhere in this report and the schedules thereto.

	2007[1]	2006[1]	2005[1]	2004	2003
STATEMENTS OF INCOME DATA					
Net sales	**$6,407.3**	$6,201.0	$5,717.2	$5,707.1	$5,879.8
Cost of products sold	**4,150.1**	4,131.0	3,959.1	4,050.6	4,174.4
Gross margin	**2,257.2**	2,070.0	1,758.1	1,656.5	1,705.4
Selling, general and administrative expenses	**1,430.9**	1,347.0	1,117.7	1,050.1	1,005.5
Impairment charges	—	—	0.4	264.0	29.5
Restructuring costs[2]	**86.0**	66.4	72.6	28.2	158.4
Operating income	**740.3**	656.6	567.4	314.2	512.0
Nonoperating expenses:					
Interest expense, net	**104.1**	132.0	127.1	119.3	134.3
Other expense (income), net	**7.3**	9.7	(23.1)	(3.0)	17.4
Net nonoperating expenses	**111.4**	141.7	104.0	116.3	151.7
Income from continuing operations before income taxes	**628.9**	514.9	463.4	197.9	360.3
Income taxes	**149.7**	44.2	57.1	92.9	110.1
Income from continuing operations	**479.2**	470.7	406.3	105.0	250.2
Loss from discontinued operations, net of tax	**(12.1)**	(85.7)	(155.0)	(221.1)	(296.8)
Net income (loss)	**$ 467.1**	$ 385.0	$ 251.3	$ (116.1)	$ (46.6)
Weighted average shares outstanding:					
Basic	**276.0**	274.6	274.4	274.4	274.1
Diluted	**286.1**	275.5	274.9	274.7	274.3
Per common share:					
Basic:					
Income from continuing operations	**$ 1.74**	$ 1.71	$ 1.48	$ 0.38	$ 0.91
Loss from discontinued operations	**(0.04)**	(0.31)	(0.56)	(0.81)	(1.08)
Net income (loss)	**$ 1.69**	$ 1.40	$ 0.92	$ (0.42)	$ (0.17)
Diluted:					
Income from continuing operations	**$ 1.72**	$ 1.71	$ 1.48	$ 0.38	$ 0.91
Loss from discontinued operations	**(0.04)**	(0.31)	(0.56)	(0.80)	(1.08)
Net income (loss)	**$ 1.68**	$ 1.40	$ 0.91	$ (0.42)	$ (0.17)
Dividends	**$ 0.84**	$ 0.84	$ 0.84	$ 0.84	$ 0.84
BALANCE SHEET DATA					
Inventories, net	**$ 940.4**	$ 850.6	$ 793.8	$ 813.2	$ 717.0
Working capital[3]	**87.9**	580.3	675.3	1,141.1	978.2
Total assets	**6,682.9**	6,310.5	6,446.1	6,669.5	7,483.7
Short-term debt, including current portion of long-term debt	**987.5**	277.5	166.8	206.9	35.4
Long-term debt, net of current portion	**1,197.4**	1,972.3	2,429.7	2,424.3	2,868.6
Stockholders' equity	**$2,247.3**	$1,890.2	$1,643.2	$1,764.2	$2,016.3

(1) Supplemental data regarding 2007, 2006 and 2005 is provided in Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations.
(2) The restructuring costs include facility and other exit costs, employee severance and termination benefits, asset impairments and other costs.
(3) Working capital is defined as Current Assets less Current Liabilities.

QUARTERLY FINANCIAL SUMMARIES

Summarized quarterly data for the last two years is as follows (*in millions, except per share data*) (unaudited):

Calendar Year	1st	2nd	3rd	4th	Year
2007					
Net sales	**$1,384.4**	**$1,693.1**	**$1,687.3**	**$1,642.5**	**$6,407.3**
Gross margin	**474.7**	**605.6**	**601.0**	**575.9**	**2,257.2**
Income from continuing operations	**65.1**	**143.2**	**169.9**	**101.0**	**479.2**
(Loss) income from discontinued operations	**(15.8)**	**(1.0)**	**0.3**	**4.4**	**(12.1)**
Net income	**$ 49.3**	**$ 142.2**	**$ 170.2**	**$ 105.4**	**$ 467.1**
Earnings (loss) per share:					
Basic:					
Income from continuing operations	**$ 0.24**	**$ 0.52**	**$ 0.62**	**$ 0.37**	**$ 1.74**
(Loss) income from discontinued operations	**(0.06)**	**—**	**—**	**0.02**	**(0.04)**
Net income	**$ 0.18**	**$ 0.52**	**$ 0.62**	**$ 0.38**	**$ 1.69**
Diluted:					
Income from continuing operations	**$ 0.23**	**$ 0.51**	**$ 0.61**	**$ 0.36**	**$ 1.72**
(Loss) income from discontinued operations	**(0.05)**	**—**	**—**	**0.02**	**(0.04)**
Net income	**$ 0.18**	**$ 0.51**	**$ 0.61**	**$ 0.38**	**$ 1.68**
2006					
Net sales	$1,342.6	$1,634.1	$1,586.1	$1,638.2	$6,201.0
Gross margin	432.1	563.0	535.2	539.7	2,070.0
Income from continuing operations	130.2	135.5	112.7	92.3	470.7
(Loss) income from discontinued operations	(75.4)	(16.0)	(4.2)	9.9	(85.7)
Net income	$ 54.8	$ 119.5	$ 108.5	$ 102.2	$ 385.0
Earnings (loss) per share:					
Basic:					
Income from continuing operations	$ 0.47	$ 0.49	$ 0.41	$ 0.34	$ 1.71
(Loss) income from discontinued operations	(0.27)	(0.06)	(0.02)	0.04	(0.31)
Net income	$ 0.20	$ 0.44	$ 0.39	$ 0.37	$ 1.40
Diluted:					
Income from continuing operations	$ 0.47	$ 0.49	$ 0.41	$ 0.33	$ 1.71
(Loss) income from discontinued operations	(0.27)	(0.06)	(0.02)	0.04	(0.31)
Net income	$ 0.21	$ 0.43	$ 0.39	$ 0.37	$ 1.40

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis provides information which management believes is relevant to an assessment and understanding of the Company's consolidated results of operations and financial condition. The discussion should be read in conjunction with the accompanying Consolidated Financial Statements and Notes thereto.

Executive Overview

Newell Rubbermaid is a global marketer of consumer and commercial products that touch the lives of people where they work, live and play. The Company's multi-product offering consists of well known name-brand consumer and commercial products in four business segments as follows:

Segment	Description of Products
Cleaning, Organization & Décor	Material handling, cleaning, refuse, indoor/outdoor organization, home storage, food storage, drapery hardware, window treatments
Office Products	Ball point/roller ball pens, markers, highlighters, pencils, correction fluids, office products, art supplies, on-demand labeling products, card-scanning solutions, on-line postage
Tools & Hardware	Hand tools, power tool accessories, manual paint applicators, cabinet, window and convenience hardware, propane torches, soldering tools and accessories
Home & Family	Premium cookware and related kitchenware, beauty and style accessory products, infant and juvenile products, including high chairs, car seats, strollers and play yards, and other products within businesses that are individually immaterial and do not meet aggregation criteria

The Company's vision is to become a global company of Brands That Matter™ and great people, known for best-in-class results. The Company remains committed to investing in strategic brands and new product development, strengthening its portfolio of businesses, reducing its supply chain costs and streamlining non-strategic selling, general and administrative expenses (SG&A).

The key tenets of the Company's strategy include building large, consumer-meaningful brands ("Brands That Matter™"), leveraging one Newell Rubbermaid, achieving a best total cost position and commercializing innovation across the enterprise. The Company's results depend on the ability of its individual business units to succeed in their respective categories, each of which has some unique consumers, customers and competitors. The Company's strategic initiatives are designed to help enable these business units generate differentiated products, operate within a best-in-class cost structure and employ superior branding in order to realize premium margins on their products. The business units use the premium margins to fund incremental demand creation initiatives, driving incremental sales and profits for the Company.

The following section details the Company's performance in each of its transformational initiatives:

Create Consumer-Meaningful Brands

The Company is continuing to move from its historical focus on push marketing and excellence in manufacturing and distributing products, to a new focus on consumer pull marketing and creating competitive advantage through better understanding its consumers, innovating to deliver great performance, investing in advertising and promotion to create demand and leveraging its brands in adjacent categories around the world. This effort is creating and expanding core competencies and processes centered on consumer understanding, innovation and demand creation, to drive sustainable top line growth. The Company's progress in implementing this brand building and marketing initiative is exhibited by the following:

- The Company's Tools & Hardware segment achieved low single digit sales growth in 2007, due largely to continued strength in its international Irwin and Lenox businesses. One of the primary drivers of the growth in the Lenox business is its marketing efforts and the expansion of its team of trained professionals who work with end users to educate them on the benefits, use, installation, and servicing of its band saws.
- In the Company's Beauty and Style business, Goody has introduced a major marketing campaign to support the introduction of its innovative Styling Therapy line of brushes that are infused with special substances that help control dandruff, add shine, and protect hair color. Sales of Styling Therapy products have doubled since the launch of the consumer driven advertising and promotion campaign.
- In the Company's Office Products segment, the Dymo labeling technology business' sales have increased in 2007 due largely to aggressive television marketing campaigns in Europe. Additionally, the Office Products segment is launching the Sharpie Ultra Fine Retractable Marker in early 2008. This distinct product, developed based on consumer understanding and demand, allows for precise permanent marking and writing with an easy one-handed operation.

Leverage One Newell Rubbermaid

The Company strives to leverage the common business activities and best practices of its business units, and to build one common culture of shared values, with a focus on collaboration and teamwork. The Company continuously explores ways to leverage common functional capabilities, such as Human Resources, Information Technology, Customer Service, Supply Chain Management and Finance, to improve efficiency and reduce costs. This broad reaching initiative already includes projects such as the corporate consolidation of the distribution and transportation function and consolidating Company-wide purchasing efforts. Additionally, during 2007, the Company streamlined its organizational structure in its move to a consistent GBU structure throughout the Company. As part of the transition to the new GBU structure, the Company recently created and expanded leadership positions to identify and drive synergies across business units.

The Company also accelerated the process of creating shared services for the European businesses and is expanding the scope of shared services in the U.S and Latin America. The transition of services to the Shared Service Center in Europe is approximately 90% complete.

On October 1, 2007, the Company's Office Products segment successfully went live with the SAP implementation for its North American operations. This SAP go-live marks the completion of the first major milestone in a multi-year rollout aimed at migrating multiple legacy systems and users to a common SAP global information platform. This will enable the Company to integrate and manage its worldwide business and reporting processes more efficiently.

Achieve Best Total Cost

The Company's objective is to reduce the cost of manufacturing, sourcing and supplying product on an ongoing basis, and to leverage the Company's size and scale, in order to achieve a best total cost position. Achieving best cost positions in its categories allows the Company to increase investment in strategic brand building initiatives.

Through Project Acceleration and other initiatives, the Company has made significant progress in reducing its supply chain costs and delivering productivity savings. Project Acceleration includes the closure of approximately one-third of the Company's 64 manufacturing facilities, optimizing the Company's geographic manufacturing footprint. Since the inception of Project Acceleration, the Company has announced the closure of 16 manufacturing facilities and expects that approximately eight additional facilities will be closed under this program. Project Acceleration is projected to result in cumulative restructuring costs of approximately $375 million to $400 million ($315 million to $340 million after tax). Approximately 67% of the costs are expected to be cash. Annualized savings are now projected to exceed $150 million upon conclusion of the project in 2009. Additionally, the Company has broadened its supply chain efforts to include the realization of efficiencies in purchasing and distribution and transportation in its move toward logistical excellence. For example, the Company has consolidated the warehousing and logistics for all product groups in the United Kingdom at a single site near Birmingham, England and has also opened a new, 400,000 square foot consolidated Newell Rubbermaid distribution center in Victorville, California.

Nurture 360° Innovation

The Company has broadened its definition of innovation beyond product invention. The Company defines innovation as the successful commercialization of invention. It is a rigorous, consumer centric process that permeates the entire development cycle. It begins with a deep understanding of how consumers interact with the Company's brands and categories, and all the factors that drive their purchase decisions and in-use experience. That understanding must then be translated into innovative products that deliver unique features and benefits, at a best-cost position, providing the consumer with great value. Lastly, innovating how and where to create awareness and trial use, and measuring the effectiveness of advertising and promotion spending, completes the process. The Company has pockets of excellence using this expanded definition of innovation, and continues to build on this competency in its effort to create consumer meaningful brands. Since the beginning of 2007, the Company has launched a number of innovative new products including the Sharpie® Chisel Tip, Levolor® Roman Shades, Lenox® Diamond™ saw blades, Graco® iMonitor,™ and the Rubbermaid® Premier line of premium food storage containers. Additionally, the Company's Baby and Parenting Essentials business launched the Graco Sweetpeace-Newborn Soothing Center in early 2008, which was developed based on comprehensive research, with moms and pediatric professionals, to understand what works best to calm babies.

CONSOLIDATED RESULTS OF OPERATIONS

The following table sets forth for the periods indicated items from the Consolidated Statements of Income as reported and as a percentage of net sales for the year ended December 31, (*in millions, except percentages*):

	2007		2006		2005	
Net sales	**$6,407.3**	**100.0%**	$6,201.0	100.0%	$5,717.2	100.0%
Cost of products sold	**4,150.1**	**64.8**	4,131.0	66.6	3,959.1	69.2
Gross margin	**2,257.2**	**35.2**	2,070.0	33.4	1,758.1	30.8
Selling, general and administrative expenses (SG&A)	**1,430.9**	**22.3**	1,347.0	21.7	1,117.7	19.5
Impairment charges	**—**	**—**	—	—	0.4	—
Restructuring costs	**86.0**	**1.3**	66.4	1.1	72.6	1.3
Operating income	**740.3**	**11.6**	656.6	10.6	567.4	9.9
Nonoperating expenses:						
Interest expense, net	**104.1**	**1.6**	132.0	2.1	127.1	2.2
Other expense (income), net	**7.3**	**0.1**	9.7	0.2	(23.1)	(0.4)
Net nonoperating expenses	**111.4**	**1.7**	141.7	2.3	104.0	1.8
Income from continuing operations before income taxes	**628.9**	**9.8**	514.9	8.3	463.4	8.1
Income taxes	**149.7**	**2.3**	44.2	0.7	57.1	1.0
Income from continuing operations	**479.2**	**7.5**	470.7	7.6	406.3	7.1
Loss from discontinued operations, net of tax	**(12.1)**	**(0.2)**	(85.7)	(1.4)	(155.0)	(2.7)
Net income	**$ 467.1**	**7.3%**	$ 385.0	6.2%	$ 251.3	4.4%

Results of Operations—2007 vs. 2006

Net sales for 2007 were $6,407.3 million, representing an increase of $206.3 million, or 3.3%, from $6,201.0 million for 2006. Positive currency translation contributed approximately 2.0% of the 3.3% improvement. Excluding the effects of currency translation, sales increased 1.3%. The increase was primarily related to Home & Family sales growth of 6.0% and Cleaning, Organization & Décor sales growth of 4.1%, partially offset by a decrease in Office Products sales.

Gross margin, as a percentage of net sales, for 2007 was 35.2%, or $2,257.2 million, versus 33.4%, or $2,070.0 million, for 2006. Ongoing productivity initiatives, favorable mix, and savings from Project Acceleration, which contributed approximately $45 million to gross margin, drove the 185 basis point improvement year over year, with pricing offsetting raw material inflation.

SG&A expenses for 2007 were 22.3% of net sales, or $1,430.9 million, versus 21.7% of net sales, or $1,347.0 million, for 2006. Approximately 38% of the increase is attributable to foreign currency, with the remainder due to investments in brand building, product development and other corporate initiatives, including SAP and Shared Services. These investments were partially offset by $15 million in savings from Project Acceleration and other structural overhead reductions.

The Company recorded restructuring costs of $86.0 million and $66.4 million for 2007 and 2006, respectively. The Company expects cumulative pre-tax restructuring costs of $375 to $400 million, approximately 67% of which are expected to be cash costs, over the life of the initiative, which began in 2005 and is expected to conclude in 2009. Annualized savings are projected to exceed $150 million upon completion of the project, with an approximate $60 million of savings realized in 2007, of which an estimated $45 million in savings is included in the improvement in gross margin. The Company projects an additional benefit from Project Acceleration of $60 million in 2008 and $30 million in 2009. The 2007 restructuring costs included $27.7 million of facility and other exit costs, $36.4 million of employee severance and termination benefits and $21.9 million of exited contractual commitments and other restructuring costs. Since the inception of Project Acceleration, the Company has announced the closure of 16 manufacturing facilities and expects that approximately eight additional facilities will be closed under this program. The 2006 restructuring costs included $14.9 million of facility and other exit costs, $44.7 million of employee severance and termination benefits and $6.8 million of exited contractual commitments and other restructuring costs. See Footnote 4 of the Notes to Consolidated Financial Statements for further information.

Operating income for 2007 was $740.3 million, or 11.6% of net sales, versus $656.6 million, or 10.6% of net sales, in 2006. This increase was driven by sales and gross margin expansion, partially offset by the increased investment in brand building and product development initiatives, expansion of shared services and implementation of SAP.

Net nonoperating expenses for 2007 were 1.7% of net sales, or $111.4 million, versus 2.3% of net sales, or $141.7 million, for 2006. The decrease in net nonoperating expenses was mainly attributable to a decrease in interest expense, reflecting a reduction in average debt outstanding year over year and slightly lower average borrowing rates. See Footnote 17 of the Notes to Consolidated Financial Statements for further information.

The effective tax rate was 23.8% for 2007 versus 8.6% for 2006. The change in the effective tax rate is primarily related to the $41.3 million of income tax benefits recorded in 2007 compared to $102.8 million income tax benefits recorded in 2006. The income tax benefits in 2007 and 2006 resulted from the favorable resolution of certain tax positions, the expiration of the statute of limitations on certain deductions, and the reorganization of certain legal entities in Europe. See Footnote 16 of the Notes to Consolidated Financial Statements for further information.

The loss from discontinued operations for 2007 was $12.1 million, compared to $85.7 million for 2006. The loss on the disposal of discontinued operations for 2007 was $11.9 million, net of tax, compared to a gain of $0.7 million, net of tax, for 2006. The 2007 loss related primarily to the disposal of the remaining operations of the Home Décor Europe business. The 2006 gain related primarily to the disposal of the Little Tikes business, partially offset by the loss recognized on the disposal of portions of the Home Décor Europe business. The loss from operations of discontinued operations for 2007 was $0.2 million, net of tax, compared to $86.4 million, net of tax, for 2006. The 2007 loss related only to the results of the remaining operations of the Home Décor Europe business, while the 2006 loss included a $50.9 million impairment charge to write off goodwill of the Home Décor Europe business. See Footnote 3 of the Notes to Consolidated Financial Statements for further information.

Results of Operations—2006 vs. 2005

Net sales for 2006 were $6,201.0 million, representing an increase of $483.8 million, or 8.5%, from $5,717.2 million for 2005. Excluding sales related to the Dymo acquisition, sales were up approximately $268 million, or 4.7%, driven by core sales growth of approximately 2.6%. The impact of positive currency translation and favorable pricing contributed approximately two points of additional improvement.

Gross margin, as a percentage of net sales, for 2006 was 33.4%, or $2,070.0 million, versus 30.8%, or $1,758.1 million, for 2005. The 260 basis point improvement in gross margin was driven by productivity, favorable pricing, and favorable mix, which more than offset the impact of raw material inflation.

SG&A expenses for 2006 were 21.7% of net sales, or $1,347.0 million, versus 19.5%, or $1,117.7 million, for 2005. Approximately 40% of the increase is related to the impact of acquisitions, 40% represented increased investment in strategic brand building, and the remainder resulted from the impact of foreign currency and stock option accounting and the pension curtailment benefit recognized in 2005 that did not repeat in 2006.

The Company recorded restructuring costs of $66.4 million and $72.6 million for 2006 and 2005, respectively. The 2006 restructuring costs included $14.9 million of facility and other exit costs, $44.7 million of employee severance and termination benefits and $6.8 million of exited contractual commitments and other restructuring costs. The 2005 restructuring costs included $51.3 million in non-cash facility restructuring costs relating to Project Acceleration and $21.3 million relating to restructuring actions approved prior to the commencement of Project Acceleration. The $21.3 million of pre-Project Acceleration costs included $7.9 million of facility and other exit costs, $11.1 million of employee severance and termination benefits and $2.3 million of exited contractual commitments and other restructuring costs. See Footnote 4 of the Notes to Consolidated Financial Statements for further information.

Operating income for 2006 was $656.6 million, or 10.6% of net sales, versus $567.4 million, or 9.9% of net sales, in 2005. The improvement in operating margins is the result of increased sales and gross margin expansion partially offset by increased investment in strategic brand building.

Net nonoperating expenses for 2006 were 2.3% of net sales, or $141.7 million, versus 1.8% of net sales, or $104.0 million, for 2005. The increase in net nonoperating expenses is mainly attributable to gains recognized in 2005 on the sale of property, plant and equipment and the liquidation of a foreign subsidiary that did not repeat in 2006, along with an increase in net interest expense, $132.0 million for 2006 compared to $127.1 million for 2005. The increase in net interest expense was primarily due to higher borrowing rates and higher average debt balances. See Footnote 17 of the Notes to Consolidated Financial Statements for further information.

The effective tax rate was 8.6% for 2006 versus 12.3% for 2005. The change in the effective tax rate is primarily related to $102.8 million income tax benefits recorded in 2006 compared to income tax benefits of $73.9 million recorded in 2005, as a result of favorable resolution of certain tax positions and the expiration of the statute of limitations on other deductions. See Footnote 16 of the Notes to Consolidated Financial Statements for further information.

The loss from discontinued operations for 2006 was $85.7 million, compared to $155.0 million for 2005. The (gain) loss on the disposal of discontinued operations for 2006 was ($0.7) million, net of tax, compared to $96.8 million, net of tax, for 2005. The 2006 gain was primarily related to the disposal of the Little Tikes business, which was partially offset by the loss recognized on disposal of portions of the Home Décor Europe business. The 2005 loss related primarily to the disposal of the Curver and the European Cookware businesses. The loss from operations of discontinued operations for 2006 was $86.4 million, net of tax, compared to $58.2 million, net of tax, for 2005. See Footnote 3 of the Notes to Consolidated Financial Statements for further information.

BUSINESS SEGMENT OPERATING RESULTS

2007 vs. 2006 Business Segment Operating Results

Net sales by segment were as follows for the year ended December 31, (*in millions, except percentages*):

	2007	2006	% Change
Cleaning, Organization & Décor	**$2,096.4**	$1,995.7	5.0%
Office Products	**2,042.3**	2,031.6	0.5
Tools & Hardware	**1,288.7**	1,262.2	2.1
Home & Family	**979.9**	911.5	7.5
Total Net Sales	**$6,407.3**	$6,201.0	3.3%

Operating income by segment was as follows for the year ended December 31, (*in millions, except percentages*):

	2007	2006	% Change
Cleaning, Organization & Décor	**$273.3**	$209.1	30.7%
Office Products	**317.9**	287.0	10.8
Tools & Hardware	**181.5**	185.0	(1.9)
Home & Family	**135.6**	117.9	15.0
Corporate	**(82.0)**	(76.0)	(7.9)
Restructuring costs	**(86.0)**	(66.4)	
Total Operating Income	**$740.3**	$656.6	12.7%

Cleaning, Organization & Décor

Net sales for 2007 were $2,096.4 million, an increase of $100.7 million, or 5.0%, from $1,995.7 million in 2006, driven by double digit sales growth in Rubbermaid Commercial Products, resulting from new product launches during the year, mid single digit growth in Rubbermaid Home Products due to growth in sales of home organization and insulated products, and low single digit growth in the Rubbermaid Food and Levolor branded businesses.

Operating income for 2007 was $273.3 million, or 13.0% of sales, an increase of $64.2 million, or 30.7%, from $209.1 million in 2006. The improvement in operating income was the result of sales growth driven by strategic SG&A investments and gross margin expansion, resulting from productivity gains and favorable mix.

Office Products

Net sales for 2007 were $2,042.3 million, an increase of $10.7 million, or 0.5% from $2,031.6 million in 2006. Growth in the Office Technology business, driven by increased sales in the Dymo business and the acquisition of Endicia, along with favorable foreign currency, was offset by overall softness in the U.S. resulting from weaker foot traffic in the North American office retailers and inventory corrections taken within that same channel.

Operating income for 2007 was $317.9 million, or 15.6% of sales, an increase of $30.9 million, or 10.8%, from $287.0 million in 2006. This increase primarily resulted from gross margin expansion, resulting from favorable mix and pricing initiatives, partially offset by increased investment in brand building activities.

Tools & Hardware

Net sales for 2007 were $1,288.7 million, an increase of $26.5 million, or 2.1%, from $1,262.2 million in 2006. The successful commercialization of certain products, particularly bandsaws, and favorable foreign currency drove sales growth in Europe and Latin America, which more than offset continued softness in the domestic tool and hardware businesses affected primarily by the U.S. residential construction market. The Company continues to experience solid growth in the Irwin and Lenox branded products which combined yielded mid single digit growth for the year.

Operating income for 2007 was $181.5 million, or 14.1% of sales, a decrease of $3.5 million, or 1.9%, from $185.0 million in 2006. Top line growth and productivity initiatives were more than offset by investments in strategic brand building.

Home & Family

Net sales for 2007 were $979.9 million, an increase of $68.4 million, or 7.5%, from $911.5 million in 2006. Broad based success in all three business units was fueled by new product launches and better sell-through resulting from demand creation activities.

Operating income for 2007 was $135.6 million, or 13.8% of sales, an increase of $17.7 million, or 15.0%, from $117.9 million in 2006. The increase was primarily driven by top line sales growth supported by increased SG&A investments.

2006 vs. 2005 Business Segment Operating Results

Net sales by segment were as follows for the year ended December 31, (*in millions, except percentages*):

	2006	2005	% Change
Cleaning, Organization & Décor	**$1,995.7**	$1,921.0	3.9%
Office Products	**2,031.6**	1,713.3	18.6
Tools & Hardware	**1,262.2**	1,260.3	0.2
Home & Family	**911.5**	822.6	10.8
Total Net Sales	**$6,201.0**	$5,717.2	8.5%

Operating income by segment was as follows for the year ended December 31, (*in millions, except percentages*):

	2006	2005	% Change
Cleaning, Organization & Décor	**$209.1**	$145.8	43.4%
Office Products	**287.0**	266.0	7.9
Tools & Hardware	**185.0**	171.1	8.1
Home & Family	**117.9**	103.5	13.9
Corporate	**(76.0)**	(46.0)	(65.2)
Impairment charge	**—**	(0.4)	
Restructuring costs	**(66.4)**	(72.6)	
Total Operating Income	**$656.6**	$567.4	15.7%

Cleaning, Organization & Décor

Net sales for 2006 were $1,995.7 million, an increase of $74.7 million, or 3.9%, from $1,921.0 million in 2005, driven by mid single-digit growth in Rubbermaid Commercial Products and Rubbermaid Home Products. New product innovation, a strong back to campus season, a successful year in insulated products and strong sales in the size in store and custom blind products drove the sales improvement over 2005. Partially offsetting this increase were low margin product line exits, specifically related to basic drapery hardware.

Operating income for 2006 was $209.1 million, an increase of $63.3 million, or 43.4%, from $145.8 million in 2005. The increase in operating income was driven by the sales volume increases described above coupled with productivity initiatives and pricing actions put in place to offset raw material inflation.

Office Products

Net sales for 2006 were $2,031.6 million, an increase of $318.3 million, or 18.6% from $1,713.3 million in 2005. Excluding sales related to the Dymo acquisition, sales increased approximately 6%, led by strong performance in the Everyday Writing and Marker businesses.

Operating income for 2006 was $287.0 million, an increase of $21.0 million, or 7.9%, from $266.0 million in 2005. Additional income from the Dymo acquisition and the sales volume increase described above were partially offset by strategic brand building spending, restructuring related inefficiencies and acquisition related start-up costs.

Tools & Hardware

Net sales for 2006 were $1,262.2 million, an increase of $1.9 million, or 0.2%, from $1,260.3 million in 2005, as mid single-digit growth in the Irwin and Lenox branded tools businesses was offset by the decline in the consumer electronic tools business. Sales of other product lines increased approximately 3% in the segment, despite the challenging housing and retail environment.

Operating income for 2006 was $185.0 million, an increase of $13.9 million, or 8.1%, from $171.1 million in 2005. Productivity initiatives were partially offset by strategic brand building investment and raw material inflation, particularly in aluminum, zinc and brass.

Home & Family

Net sales for 2006 were $911.5 million, an increase of $88.9 million, or 10.8%, from $822.6 million in 2005. Broad based success in all three business units was fueled by sales of new products and consumer demand driven by targeted strategic SG&A investment.

Operating income for 2006 was $117.9 million, an increase of $14.4 million, or 13.9%, from $103.5 million in 2005, driven by an increase in sales and productivity, partially offset by increased SG&A investment.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents increased (decreased) as follows for the year ended December 31, (*in millions*):

	2007	2006	2005
Cash provided by operating activities	**$ 655.3**	$ 643.4	$ 641.6
Cash used in investing activities	**(265.6)**	(11.9)	(766.7)
Cash used in financing activities	**(266.8)**	(550.1)	(257.2)
Exchange rate effect on cash and cash equivalents	**5.3**	4.1	(7.8)
Increase (decrease) in cash and cash equivalents	**$ 128.2**	$ 85.5	$(390.1)

Sources

Historically, the Company's primary sources of liquidity and capital resources have included cash provided by operations, proceeds from divestitures and use of available borrowing facilities.

Cash provided by operating activities for the year ended December 31, 2007 was $655.3 million compared to $643.4 million for the comparable period of 2006. The increase in cash provided by operating activities is primarily a result of increased net income, offset by increased investments in working capital, including cash restructuring costs.

In 2007, the Company received proceeds from the issuance of debt of $420.8 million compared to $177.0 million in 2006. Proceeds in 2007 reflect the issuance of commercial paper to fund the acquisition of PSI Systems, Inc. ("Endicia"), a provider of Endicia Internet postage, and to pay off a $250.0 million, 6.0% fixed rate medium-term note that matured.

On November 14, 2005, the Company entered into a $750.0 million five-year syndicated revolving credit facility (the "Revolver"). On an annual basis, the Company may request an extension of the Revolver (subject to lender approval) for additional one-year periods. The Company elected to extend the Revolver for additional one-year periods in both October 2006 and October 2007, and, as a result, the Revolver will now expire in November 2012. All but one lender approved the 2006 and 2007 extensions. Accordingly, the Company has a $750.0 million facility through November 2010, and a $725.0 million facility from November 2010 to November 2012. At December 31, 2007 and 2006, there were no borrowings under the Revolver.

In lieu of borrowings under the Revolver, the Company may issue up to $750.0 million of commercial paper through 2010 and $725.0 million thereafter through 2012. The Revolver provides the committed backup liquidity required to issue commercial paper. Accordingly, commercial paper may only be issued up to the amount available for borrowing under the Revolver. The Revolver also provides for the issuance of up to $100.0 million of standby letters of credit so long as there is a sufficient amount available for borrowing under the Revolver. At December 31, 2007, there was $197.0 million of commercial paper outstanding, classified as current long-term debt, and no standby letters of credit issued under the Revolver. At December 31, 2006, there was no commercial paper outstanding and there were no standby letters of credit issued under the Revolver.

The Revolver permits the Company to borrow funds on a variety of interest rate terms and requires, among other things, that the Company maintain certain Interest Coverage and Total Indebtedness to Total Capital Ratio, as defined in the agreement. The Revolver also limits Subsidiary Indebtedness, as defined in the agreement. As of December 31, 2007 and 2006, the Company was in compliance with the terms of the agreement governing the Revolver.

Under a 2001 receivables facility with a financial institution, the Company created a financing entity that is consolidated in the Company's financial statements. Under this facility, the Company regularly enters into transactions with the financing entity to sell an undivided interest in substantially all of the Company's U.S. trade receivables to the financing entity. In 2001, the financing entity issued $450.0 million in preferred debt securities to the financial institution. Certain levels of accounts receivable write-offs and other events would permit the financial institution to terminate the receivables facility. On September 18, 2006, in accordance with the terms of the receivables facility, the financing entity caused the preferred debt securities to be exchanged for cash of $2.2 million, a two year floating rate note in an aggregate principal amount of $448.0 million and a cash premium of $5.2 million. Because this debt matures in September 2008, the entire amount is considered to be short-term at December 31, 2007. At any time prior to maturity of the note, the holder may elect to convert it into new preferred debt securities of the financing entity with a par value equal to the outstanding principal amount of the note. The note must be repaid and any preferred debt securities into which the note is converted must be retired or redeemed before the Company can have access to the financing entity's receivables. As of December 31, 2007 and December 31, 2006, the aggregate amount of outstanding receivables sold under this facility was $643.3 million and $696.7 million, respectively. The receivables and the preferred debt securities or note, as applicable, are recorded in the consolidated financial statements of the Company.

The Company believes that available cash, cash flows generated from future operations, access to debt markets and availability under its revolving credit facility, including issuing commercial paper, will be adequate to fund the Company's short-term and long-term financing needs.

Uses

Historically, the Company's primary uses of liquidity and capital resources have included acquisitions, dividend payments, capital expenditures and payments on debt.

In 2007, the Company made payments on notes payable, commercial paper and long-term debt of $478.3 million compared to $511.0 million in 2006. In 2007, the Company issued commercial paper to fund the acquisition of Endicia and to retire a $250.0 million, 6.0% fixed rate medium-term note that matured. In 2006, the Company used available cash to pay off commercial paper and retire a $150.0 million, 6.6% fixed rate medium-term note that matured. See Footnote 10 of the Notes to Consolidated Financial Statements for additional information on these transactions.

Aggregate dividends paid were $234.7 million and $232.8 million in 2007 and 2006, respectively. In 2008, the Company expects to make similar dividend payments.

Capital expenditures were $157.3 million and $138.3 million in 2007 and 2006, respectively. The increase in capital expenditures was driven by spending related to the Company's SAP initiative. Capital expenditures, including SAP, for 2008 are expected to be in the range of $160 million to $180 million.

Cash used for acquisitions was $106.0 million in 2007, compared to $60.6 million in 2006. In 2007, the Company acquired Endicia for $51.2 million. In 2006, the Company did not invest in significant acquisitions. See Footnote 2 of the Notes to Consolidated Financial Statements for additional information.

Cash used for restructuring activities was $53.1 million and $26.1 million in 2007 and 2006, respectively. These payments relate primarily to employee termination benefits. In 2008, the Company expects to use approximately $100 million of cash on restructuring activities related to Project Acceleration. See Footnote 4 of the Notes to Consolidated Financial Statements for additional information.

In 2007, the Company used net cash of $2.3 million for the disposals of businesses and assets. The amount included payments for transaction fees relating to the divestiture of the Home Décor Europe and Little Tikes businesses, partially offset by proceeds received from the sale of facilities. The Company generated cash proceeds from the disposal of noncurrent assets and sale of businesses of $187.0 million in 2006 relating primarily to the sale of the European Cookware and Little Tikes businesses, as well as the largest portion of its Home Décor Europe business.

Liquidity Metrics

Working capital at December 31, 2007 was $87.9 million compared to $580.3 million at December 31, 2006. The current ratio at December 31, 2007 was 1.03:1 compared to 1.31:1 at December 31, 2006. The decrease in working capital is due to an increase of approximately $700 million in current portion of long-term debt. See Footnote 10 of the Notes to Consolidated Financial Statements for additional information.

Total debt to total capitalization (total debt is net of cash and cash equivalents, and total capitalization includes total debt and stockholders' equity) was .45:1 at December 31, 2007 and .52:1 at December 31, 2006.

The Company believes that cash provided from operations and available borrowing facilities will continue to provide adequate support for the cash needs of existing businesses on a short-term basis; however, certain events, such as significant acquisitions, could require additional external financing on a long-term basis.

RESOLUTION OF INCOME TAX CONTINGENCIES

In 2007 and 2006, the Company recorded $41.3 million and $102.8 million, respectively, in income tax benefits as a result of favorable resolution of certain tax matters with the IRS, the expiration of the statute of limitations on certain tax matters and the reorganization of certain legal entities in Europe. These benefits are reflected in the Company's 2007 and 2006 Consolidated Statements of Income.

CONTRACTUAL OBLIGATIONS, COMMITMENTS AND OFF-BALANCE SHEET ARRANGEMENTS

The Company has various contractual obligations that are recorded as liabilities in its consolidated financial statements. Certain other items, such as purchase commitments and other executory contracts, are not recognized as liabilities in the Company's consolidated financial statements but are required to be disclosed. Examples of items not recognized as liabilities in the Company's consolidated financial statements are commitments to purchase raw materials or inventory that has not yet been received as of December 31, 2007 and future minimum lease payments for the use of property and equipment under operating lease agreements.

The following table summarizes the effect that lease and other material contractual obligations listed below are expected to have on the Company's cash flow in the indicated period. In addition, the table reflects the timing of principal and interest payments on borrowings outstanding as of December 31, 2007. Additional details regarding these obligations are provided in the Notes to Consolidated Financial Statements (*in millions*):

	Payments Due by Period				
	Total	Less than 1 Year	1–3 Years	3–5 Years	More than 5 Years
Debt[1]	$2,169.6	$ 972.2	$505.1	$253.2	$439.1
Interest on debt[2]	635.1	112.2	106.8	71.7	344.4
Operating lease obligations[3]	363.1	81.7	111.1	70.8	99.5
Purchase obligations[4]	306.3	275.8	30.5	—	—
Total contractual obligations[5]	$3,474.1	$1,441.9	$753.5	$395.7	$883.0

(1) Amounts represent contractual obligations based on the earliest date that the obligation may become due, excluding interest, based on borrowings outstanding as of December 31, 2007. For further information relating to these obligations, see Footnotes 9 and 10 of the Notes to Consolidated Financial Statements.

(2) Amounts represent estimated interest expense on borrowings outstanding as of December 31, 2007 based on the earliest date that the obligation may become due. Interest on floating debt was estimated using the index rate in effect as of December 31, 2007. For further information, see Footnotes 9 and 10 of the Notes to Consolidated Financial Statements.

(3) Amounts represent contractual minimum lease obligations on operating leases as of December 31, 2007. For further information relating to this obligation, see Footnote 12 of the Notes to Consolidated Financial Statements.

(4) Primarily consists of purchase commitments entered into as of December 31, 2007 for finished goods, raw materials, components and services and joint venture interests pursuant to legally enforceable and binding obligations, which include all significant terms. The Company is obligated to purchase the minority interest of a majority owned subsidiary in 2009. The estimated purchase price of that commitment is included in the purchase obligations amount shown in the table above.

(5) Total does not include contractual obligations reported on the December 31, 2007 balance sheet as current liabilities, except for current portion of long-term debt.

The Company also has liabilities for uncertain tax liabilities and unrecognized tax benefits. As a large taxpayer, the Company is under continual audit by the Internal Revenue Service and other taxing authorities on several open tax positions, and it is possible that the amount of the liability for uncertain tax liabilities and unrecognized tax benefits could change in the coming year. While it is possible that one or more of these examinations may be resolved in the next year, the Company is not able to reasonably estimate the timing or the amount by which the liability will increase or decrease over time; therefore, the $164.4 million in unrecognized tax benefits at December 31, 2007 is excluded from the preceding table. See Footnote 16 of the Notes to Consolidated Financial Statements for additional information.

Additionally, the Company has obligations with respect to its pension and postretirement medical benefit plans. See Footnote 13 of the Notes to Consolidated Financial Statements for additional information.

As of December 31, 2007, the Company had $87.6 million in standby letters of credit primarily related to the Company's self-insurance programs, including workers' compensation, product liability and medical. See Footnote 19 of the Notes to Consolidated Financial Statements for further information.

As of December 31, 2007, the Company did not have any significant off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of SEC Regulation S-K.

CRITICAL ACCOUNTING POLICIES

The Company's accounting policies are more fully described in Footnote 1 of the Notes to Consolidated Financial Statements. As disclosed in that footnote, the preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying footnotes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results inevitably will differ from those estimates, and such differences may be material to the Consolidated Financial Statements. The following sections describe the Company's critical accounting policies.

Sales Recognition

Sales of merchandise and freight billed to customers are recognized when title passes and all substantial risks of ownership change, which generally occurs either upon shipment or upon delivery based upon contractual terms. Sales are net of provisions for cash discounts, returns, customer discounts (such as volume or trade discounts), cooperative advertising and other sales related discounts.

Recovery of Accounts Receivable

The Company evaluates the collectibility of accounts receivable based on a combination of factors. When aware of a specific customer's inability to meet its financial obligations, such as in the case of bankruptcy filings or deterioration in the customer's operating results or financial position, the Company records a specific reserve for bad debt to reduce the related receivable to the amount the Company reasonably believes is collectible. The Company also records reserves for bad debt for all other customers based on a variety of factors, including the length of time the receivables are past due and historical collection experience. Accounts are reviewed for potential write-off on a case by case basis. Accounts deemed uncollectible are written off, net of expected recoveries. If circumstances related to specific customers change, the Company's estimates of the recoverability of receivables could be further adjusted. As of December 31, 2007, the Company had allowances for doubtful accounts of $26.1 million on $1,192.5 million of accounts receivable.

Inventory Reserves

The Company reduces its inventory value for estimated obsolete and slow moving inventory in an amount equal to the difference between the cost of inventory and the net realizable value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Goodwill and Other Indefinite-Lived Intangible Assets

The Company conducts its annual test for impairment of goodwill and indefinite-lived intangible assets in the third quarter because it coincides with its annual strategic planning process.

The Company evaluates goodwill for impairment annually at the operating segment level (herein referred to as the reporting unit). The Company also tests for impairment if events and circumstances indicate that it is more likely than not that the fair value of a reporting unit is below its carrying amount. If the carrying amount of the reporting unit is greater than the fair value, impairment may be present. The Company assesses the fair value of its reporting units for its goodwill based on discounted cash flow models, earnings multiples or an actual sales offer received from a prospective buyer, if available. The use of a discounted cash flow model involves several assumptions, and changes in our assumptions could materially impact our fair value estimates. Assumptions critical to the Company's fair value estimates under the discounted cash flow model include the discount rate, projected average revenue growth, projected long-term growth rates in the determination of terminal values, and product costs. A one percentage point increase in the discount rate used to determine the fair values of our reporting units, which were not deemed to be impaired based on the testing of goodwill in the third quarter as described above, would not cause the carrying value of any reporting unit to exceed its fair value.

The Company measures the amount of any goodwill impairment based upon the estimated fair value of the underlying assets and liabilities of the reporting unit, including any unrecognized intangible assets, and estimates the implied fair value of goodwill. An impairment charge is recognized to the extent the recorded goodwill exceeds the implied fair value of goodwill.

The Company also evaluates indefinite-lived intangible assets (primarily trademarks and trade names) for impairment annually. The Company also tests for impairment if events and circumstances indicate that it is more likely than not that the fair value of an indefinite-lived intangible asset is below its carrying amount. Assumptions critical to the Company's evaluation of indefinite-lived intangible assets for impairment include: the discount rate, royalty rates used in its evaluation of trade names, projected average revenue growth, and projected long-term growth rates in the determination of terminal values. An impairment charge is recorded if the carrying amount of an indefinite-lived intangible asset exceeds the estimated fair value on the measurement date.

No impairment charges were recorded by the Company as a result of the annual impairment testing performed in the third quarter of 2007 and 2006.

The Company cannot predict the occurrence of events that might adversely affect the reported value of goodwill and other intangible assets. Such events may include, but are not limited to, strategic decisions made in response to economic and competitive conditions, the impact of the economic environment on the Company's customer base, or a material negative change in its relationships with significant customers.

Capitalized Software Costs

The Company capitalizes costs associated with internal-use software during the application development stage after both the preliminary project stage has been completed and the Company's management has authorized and committed to funding for further project development. Capitalized internal-use software costs include: (i) external direct costs of materials and services consumed in developing or obtaining the software; (ii) payroll and payroll-related costs for employees who are directly associated with and who devote time directly to the project; and (iii) interest costs incurred while developing the software. Capitalization of these costs ceases no later than the point at which the project is substantially complete and ready for its intended purpose. The Company expenses as incurred research and development, general and administrative and indirect costs associated with internal-use software. In addition, the Company expenses as incurred training, maintenance and other internal-use software costs incurred during the post-implementation stage. Costs associated with upgrades and enhancements of internal-use software are only capitalized if such modifications result in additional functionality of the software. Capitalized software costs were $131.4 million and $86.3 million at December 31, 2007 and 2006, respectively. Capitalized interest costs included in capitalized software were not material as of December 31, 2007 or 2006.

The Company amortizes internal-use software costs using the straight-line method over the estimated useful life of the software. Capitalized software costs are evaluated annually for indicators of impairment including but not limited to a significant change in available technology or the manner in which the software is being used. Impaired items are written down to their estimated fair values at the date of evaluation.

Other Long-Lived Assets

The Company continuously evaluates if impairment indicators related to its property, plant and equipment and other long-lived assets are present. These impairment indicators may include a significant decrease in the market price of a long-lived asset or asset group, a significant adverse change in the extent or manner in which a long-lived asset or asset group is being used or in its physical condition, or a current-period operating or cash flow loss combined with a history of operating or cash flow losses or a forecast that demonstrates continuing losses associated with the use of a long-lived asset or asset group. If impairment indicators are present, the Company estimates the future cash flows for the asset or group of assets. The sum of the undiscounted future cash flows attributable to the asset or group of assets is compared to their carrying amount. The cash flows are estimated utilizing various assumptions regarding future revenue and expenses, working capital, and proceeds from asset disposals on a basis consistent with the Company's strategic plan. If the carrying amount exceeds the sum of the undiscounted future cash flows, the Company discounts the future cash flows using a discount rate required for a similar investment of like risk and records an impairment charge as the difference between the fair value and the carrying value of the asset group. Generally, the Company performs its testing of the asset group at the product-line level, as this is the lowest level for which identifiable cash flows are available.

Product Liability Reserves

The Company has a self-insurance program for product liability that includes reserves for self-retained losses and certain excess and aggregate risk transfer insurance. The Company uses historical loss experience combined with actuarial evaluation methods, review of significant individual files and the application of risk transfer programs in determining required product liability reserves. The Company's actuarial evaluation methods take into account claims incurred but not reported when determining the Company's product liability reserve. The Company has product liability reserves of $34.4 million as of December 31, 2007. While the Company believes that it has adequately reserved for these claims, the ultimate outcome of these matters may exceed the amounts recorded by the Company, and such additional losses may be material to the Company's Consolidated Financial Statements.

Legal and Environmental Reserves

The Company is subject to losses resulting from extensive and evolving federal, state, local and foreign laws and regulations, as well as contract and other disputes. The Company evaluates the potential legal and environmental losses relating to each specific case and determines the probable loss based on historical experience and estimates of cash flows for certain environmental matters. The estimated losses take into account anticipated costs associated with investigative and remediation efforts where an assessment has indicated that a probable liability has been incurred and the cost can be reasonably estimated. No insurance recovery is taken into account in determining the Company's cost estimates or reserve, nor do the Company's cost estimates or reserve reflect any discounting for present value purposes, except with respect to long-term operations and maintenance Comprehensive Environmental Response, Compensation and Liability ("CERCLA") matters which are estimated at present value. The Company's estimate of environmental response costs associated with these matters as of December 31, 2007 ranged between $14.5 million and $33.9 million. As of December 31, 2007, the Company had a reserve of $18.8 million for such environmental response costs in the aggregate, which is included in other accrued liabilities and other noncurrent liabilities in the Consolidated Balance Sheets.

Income Taxes

In accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", the Company accounts for deferred income taxes using the asset and liability approach. Under this approach, deferred income taxes are recognized based on the tax effects of temporary differences between the financial statement and tax bases of assets and liabilities, as measured by current enacted tax rates. Valuation allowances are recorded to reduce the deferred tax assets to an amount that will more likely than not be realized. No provision is made for the U.S. income taxes on the undistributed earnings of non-U.S. subsidiaries as substantially all such earnings are permanently reinvested.

The Company's income tax provisions are based on calculations and assumptions that are subject to examination by the Internal Revenue Service and other tax authorities. Although the Company believes that the positions taken on previously filed tax returns are reasonable, it has established tax and interest reserves in recognition that various taxing authorities may challenge the positions taken, which could result in additional liabilities for taxes and interest. The Company regularly reviews its deferred tax assets for recoverability considering historical profitability, projected future taxable income, the expected timing of the reversals of existing temporary differences and tax planning strategies.

The Company adopted the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), on January 1, 2007. FIN 48 requires application of a "more likely than not" threshold to the recognition and derecognition of tax positions. The Company's ongoing assessments of the more-likely-than-not outcomes of tax authority examinations and related tax positions require significant judgment and can increase or decrease the Company's effective tax rate, as well as impact operating results. The adoption of FIN 48 did not result in an adjustment to beginning retained earnings; however it did result in the reclassification of certain income tax assets and liabilities from current to long-term in the Company's Consolidated Balance Sheet. See Footnote 16 of the Notes to Consolidated Financial Statements for further information.

Pensions and Other Postretirement Benefits

Pension and other postretirement benefit costs and liabilities are dependent on assumptions used in calculating such amounts. The primary assumptions include factors such as discount rates, health care cost trend rates, expected return on plan assets, mortality rates and rate of compensation increase, discussed below:

- *Discount rates*: The Company generally estimates the discount rate for its pension and other postretirement benefit obligations using an iterative process based on a hypothetical investment in a portfolio of high-quality bonds that approximate the estimated cash flows of the pension and other postretirement benefit obligations. The Company believes this approach permits a matching of future cash outflows related to benefit payments with future cash inflows associated with bond coupons and maturities.
- *Health care cost trend rate*: The Company's health-care cost trend rate is based on historical retiree cost data, near term health care outlook, and industry benchmarks and surveys.
- *Expected return on plan assets*: The Company's expected return on plan assets is derived from reviews of asset allocation strategies and anticipated future long-term performance of individual asset classes. The Company's analysis gives appropriate consideration to recent plan performance and historical returns; however, the assumptions are primarily based on long-term, prospective rates of return.
- *Mortality rates*: Mortality rates are based on actual and projected plan experience.
- *Rate of compensation increase*: The rate of compensation increase reflects the Company's long-term actual experience and its outlook, including consideration of expected rates of inflation.

In accordance with generally accepted accounting principles, actual results that differ from the assumptions are accumulated and amortized over future periods, and therefore, generally affect recognized expense and the recorded obligation in future periods. While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect the Company's pension and other postretirement plan obligations and future expense. See Footnote 13 of the Notes to Consolidated Financial Statements for additional information on the assumptions used. The following tables summarize the Company's pension and other postretirement plan assets and obligations included in the Consolidated Balance Sheet as of December 31, 2007 (*in millions*):

	U.S.	International
Pension plan assets and obligations, net:		
Prepaid benefit cost	$ —	$ 1.9
Accrued current benefit cost	(6.7)	(4.2)
Accrued noncurrent benefit cost	(98.2)	(113.2)
Net liability recognized in the Consolidated Balance Sheet	$(104.9)	$(115.5)

	U.S.
Other postretirement benefit obligations:	
Accrued current benefit cost	$ (17.6)
Accrued noncurrent benefit cost	(142.9)
Liability recognized in the Consolidated Balance Sheet	$(160.5)

The following table summarizes the net pre-tax cost (benefit) associated with pensions and other postretirement benefit obligations in the Consolidated Statement of Income for the year ended December 31, (*in millions*):

	2007	2006	2005
Net pension cost (benefit)	$14.4	$15.7	$ (7.8)
Net postretirement benefit costs	10.1	10.1	16.3
Total	$24.5	$25.8	$ 8.5

NEW ACCOUNTING PRONOUNCEMENTS

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (Revised 2007), "Business Combinations" ("SFAS 141(R)"). SFAS 141(R) significantly changes the accounting for business combination transactions by requiring an acquiring entity to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value. Additionally, SFAS 141(R) modifies the accounting treatment for certain specified items related to business combinations and requires a substantial number of new disclosures. SFAS 141(R) is effective for business combinations with an acquisition date in fiscal years beginning on or after December 15, 2008 and earlier adoption is prohibited. The Company expects to prospectively adopt SFAS 141(R) on January 1, 2009.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, "Noncontrolling Interests in Consolidated Financial Statements— An Amendment of ARB No. 51" ("SFAS 160"). SFAS 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes reporting requirements that require sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008 and earlier adoption is prohibited. SFAS 160 is effective for the Company on January 1, 2009. The Company is still in the process of evaluating the impact SFAS 160 will have on the Company's consolidated financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and requires expanded disclosures about fair value measurements. SFAS 157 emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and states that a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, SFAS 157 does not require any new fair value measurements. In February 2008, the FASB issued Staff Positions 157-1 and 157-2 which remove certain leasing transactions from the scope of SFAS 157 and partially defer the effective date of SFAS 157 for one year for certain nonfinancial assets and liabilities. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company prospectively adopted the effective provisions of SFAS 157 on January 1, 2008. The adoption is not expected to have a material impact on the Company's consolidated financial statements.

INTERNATIONAL OPERATIONS

For the years ended December 31, 2007, 2006 and 2005, the Company's non-U.S. businesses accounted for approximately 28%, 26% and 24% of net sales, respectively (see Footnote 18 of the Notes to Consolidated Financial Statements). Changes in both U.S. and non-U.S. net sales are shown below for the year ended December 31, (*in millions, except percentages*):

	2007	2006	2005	**2007 vs. 2006 % Change**	2006 vs. 2005 % Change
U.S.	**$4,624.3**	$4,603.4	$4,338.5	**0.5%**	6.1%
Non-U.S	**1,783.0**	1,597.6	1,378.7	**11.6**	15.9
	$6,407.3	$6,201.0	$5,717.2	**3.3%**	8.5%

Foreign operations, especially in Europe, but also in Asia, Central and South America and Canada, are important to the Company's business. The Company is expanding from a U.S.-centric business model to one that includes international growth as an increasing focus. In addition, as the Company increasingly sources products in low-cost countries, particularly in the Far East, it is exposed to additional risks and uncertainties, nationalization, exchange controls, interest rates, limitations on foreign investment in local business and other political, economic and regulatory risks and difficulties. The Company also faces risks due to the transportation and logistical complexities inherent in increased reliance on foreign sourcing.

FORWARD-LOOKING STATEMENTS

Forward-looking statements in this Report are made in reliance upon the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements may relate to, but are not limited to, information or assumptions about the effects of Project Acceleration, sales (including pricing), income/(loss), earnings per share, operating income or gross margin improvements, return on equity, return on invested capital, capital expenditures, working capital, cash flow, dividends, capital structure, debt to capitalization ratios, interest rates, internal growth rates, restructuring, impairment and other charges, potential losses on divestitures, impact of changes in accounting standards, pending legal proceedings and claims (including environmental matters), future economic performance, costs and cost savings (including raw material inflation, productivity and streamlining), synergies, management's plans, goals and objectives for future operations, performance and growth or the assumptions relating to any of the forward-looking statements. These statements generally are accompanied by words such as "intend," "anticipate," "believe," "estimate," "project," "target," "plan," "expect," "will," "should," "would" or similar statements. The Company cautions that forward-looking statements are not guarantees because there are inherent difficulties in predicting future results. Actual results could differ materially from those expressed or implied in the forward-looking statements. Factors that could cause actual results to differ include, but are not limited to, those matters set forth in the Company's 2007 Annual Report on Form 10-K, filed with the Securities and Exchange Commission. Some of these factors are described as criteria for success. The Company's failure to achieve, or limited success in achieving, these objectives could result in actual results differing materially from those expressed or implied in the forward-looking statements. In addition, there can be no assurance that the Company has correctly identified and assessed all of the factors affecting the Company or that the publicly available and other information the Company receives with respect to these factors is complete or correct.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

MARKET RISK

The Company's market risk is impacted by changes in interest rates, foreign currency exchange rates and certain commodity prices. Pursuant to the Company's policies, natural hedging techniques and derivative financial instruments may be utilized to reduce the impact of adverse changes in market prices. The Company does not hold or issue derivative instruments for trading purposes.

The Company manages interest rate exposure through its conservative debt ratio target and its mix of fixed and floating rate debt. Interest rate swaps may be used to adjust interest rate exposures when appropriate based on market conditions, and, for qualifying hedges, the interest differential of swaps is included in interest expense.

The Company's foreign exchange risk management policy emphasizes hedging anticipated intercompany and third party commercial transaction exposures of one-year duration or less. The Company focuses on natural hedging techniques of the following form: 1) offsetting or netting of like foreign currency flows, 2) structuring foreign subsidiary balance sheets with appropriate levels of debt to reduce subsidiary net investments and subsidiary cash flows subject to conversion risk, 3) converting excess foreign currency deposits into U.S. dollars or the relevant functional currency and 4) avoidance of risk by denominating contracts in the appropriate functional currency. In addition, the Company primarily utilizes forward contracts and purchased options to hedge commercial and intercompany transactions. Gains and losses related to qualifying hedges of commercial and intercompany transactions are deferred and included in the basis of the underlying transactions. Derivatives used to hedge intercompany loans are marked to market with the corresponding gains or losses included in the Company's Consolidated Statements of Income.

The Company purchases certain raw materials, including resin, corrugate, steel, stainless steel, aluminum and other metals, which are subject to price volatility caused by unpredictable factors. While future movements of raw material costs are uncertain, a variety of programs, including periodic raw material purchases, purchases of raw materials for future delivery and customer price adjustments help the Company address this risk. Where practical, the Company uses derivatives as part of its risk management process.

The amounts shown below represent the estimated potential economic loss that the Company could incur from adverse changes in either interest rates or foreign exchange rates using the value-at-risk estimation model. The value-at-risk model uses historical foreign exchange rates and interest rates to estimate the volatility and correlation of these rates in future periods. It estimates a loss in fair market value using statistical modeling techniques that are based on a variance/covariance approach and includes substantially all market risk exposures (specifically excluding equity-method investments). The fair value losses shown in the table below have no impact on results of operations or financial condition, but are shown as an illustration of the impact of potential adverse changes in interest and foreign currency exchange rates. The following table indicates the calculated amounts for each of the years ended December 31, 2007 and 2006 (*dollars in millions*):

Market Risk(1)	**2007 Average**	**December 31, 2007**	2006 Average	December 31, 2006	Confidence Level
Interest rates	**$8.8**	**$10.2**	$8.0	$7.5	95%
Foreign exchange	**$4.9**	**$7.1**	$5.0	$3.5	95%

(1) Commodity price risk is not shown because the amounts are not material.

The 95% confidence interval signifies the Company's degree of confidence that actual losses would not exceed the estimated losses shown above. The amounts shown here disregard the possibility that interest rates and foreign currency exchange rates could move in the Company's favor. The value-at-risk model assumes that all movements in these rates will be adverse. Actual experience has shown that gains and losses tend to offset each other over time, and it is highly unlikely that the Company could experience losses such as these over an extended period of time. These amounts should not be considered projections of future losses, because actual results may differ significantly depending upon activity in the global financial markets.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS AND ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Newell Rubbermaid Inc. is responsible for the accuracy and internal consistency of the preparation of the consolidated financial statements and footnotes contained in this annual report.

The Company's management is also responsible for establishing and maintaining adequate internal control over financial reporting. Newell Rubbermaid Inc. operates under a system of internal accounting controls designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of published financial statements in accordance with generally accepted accounting principles. The internal accounting control system is evaluated for effectiveness by management and is tested, monitored and revised as necessary. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2007. In making its assessment, the Company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control–Integrated Framework*. Based on the results of its evaluation, the Company's management concluded that, as of December 31, 2007, the Company's internal control over financial reporting is effective based on those criteria.

The Company's independent registered public accounting firm, Ernst & Young LLP, have audited the financial statements prepared by the management of Newell Rubbermaid Inc. and the effectiveness of Newell Rubbermaid Inc.'s internal control over financial reporting. Their reports on the financial statements and on the effectiveness of Newell Rubbermaid Inc.'s internal control over financial reporting are presented below.

NEWELL RUBBERMAID INC.

Atlanta, Georgia
February 29, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Newell Rubbermaid Inc.

We have audited the accompanying consolidated balance sheets of Newell Rubbermaid Inc. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Newell Rubbermaid Inc. and subsidiaries at December 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 16, in 2007 the Company adopted the provisions of Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes." Also, as discussed in Notes 1 and 13, in 2006 the Company adopted the provisions of Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans," and the provisions of Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment."

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Newell Rubbermaid Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control–Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2008 expressed an unqualified opinion thereon.


Ernst + Young LLP

Baltimore, Maryland
February 28, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Newell Rubbermaid Inc.

We have audited Newell Rubbermaid Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Newell Rubbermaid Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Responsibility for Financial Statements and Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Newell Rubbermaid Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Newell Rubbermaid Inc. as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2007 of Newell Rubbermaid Inc. and our report dated February 28, 2008 expressed an unqualified opinion thereon.

Ernst + Young LLP

Baltimore, Maryland
February 28, 2008

CONSOLIDATED STATEMENTS OF INCOME

(Amounts in millions, except per share data)

Year Ended December 31,	2007	2006	2005
Net sales	$6,407.3	$6,201.0	$5,717.2
Cost of products sold	4,150.1	4,131.0	3,959.1
Gross margin	2,257.2	2,070.0	1,758.1
Selling, general and administrative expenses	1,430.9	1,347.0	1,117.7
Impairment charges	—	—	0.4
Restructuring costs	86.0	66.4	72.6
Operating income	740.3	656.6	567.4
Nonoperating expenses:			
Interest expense, net of interest income of $27.6, $23.0, and $15.0 in 2007, 2006, and 2005, respectively	104.1	132.0	127.1
Other expense (income), net	7.3	9.7	(23.1)
Net nonoperating expenses	111.4	141.7	104.0
Income from continuing operations before income taxes	628.9	514.9	463.4
Income taxes	149.7	44.2	57.1
Income from continuing operations	479.2	470.7	406.3
Loss from discontinued operations, net of tax	(12.1)	(85.7)	(155.0)
Net income	$ 467.1	$ 385.0	$ 251.3
Weighted average shares outstanding:			
Basic	276.0	274.6	274.4
Diluted	286.1	275.5	274.9
Per common share:			
Basic:			
Income from continuing operations	$ 1.74	$ 1.71	$ 1.48
Loss from discontinued operations	(0.04)	(0.31)	(0.56)
Net income	$ 1.69	$ 1.40	$ 0.92
Diluted:			
Income from continuing operations	$ 1.72	$ 1.71	$ 1.48
Loss from discontinued operations	(0.04)	(0.31)	(0.56)
Net income	$ 1.68	$ 1.40	$ 0.91
Dividends per share	$ 0.84	$ 0.84	$ 0.84

See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

(Amounts in millions, except par value)

December 31,	2007	2006
Assets		
Current Assets:		
Cash and cash equivalents	**$ 329.2**	$ 201.0
Accounts receivable, net of allowances of $39.1 for 2007 and $38.2 for 2006	**1,166.4**	1,113.6
Inventories, net	**940.4**	850.6
Deferred income taxes	**102.0**	110.1
Prepaid expenses and other	**113.7**	133.5
Current assets of discontinued operations	**—**	68.1
Total Current Assets	**2,651.7**	2,476.9
Property, plant and equipment, net	**688.6**	746.9
Deferred income taxes	**29.4**	1.3
Goodwill	**2,608.7**	2,435.7
Other intangible assets, net	**501.8**	458.8
Other assets	**202.7**	190.9
Total Assets	**$6,682.9**	$6,310.5
Liabilities and Stockholders' Equity		
Current Liabilities:		
Accounts payable	**$ 616.9**	$ 549.9
Accrued compensation	**170.7**	177.9
Other accrued liabilities	**744.7**	710.9
Income taxes payable	**44.0**	144.3
Notes payable	**15.3**	23.9
Current portion of long-term debt	**972.2**	253.6
Current liabilities of discontinued operations	**—**	36.1
Total Current Liabilities	**2,563.8**	1,896.6
Long-term debt	**1,197.4**	1,972.3
Other noncurrent liabilities	**674.4**	551.4
Stockholders' Equity:		
Common stock, authorized shares, 800.0 at $1.00 par value;	**292.6**	291.0
Outstanding shares, before treasury:		
2007—292.6		
2006—291.0		
Treasury stock, at cost;	**(415.1)**	(411.6)
Shares held:		
2007—15.9		
2006—15.7		
Additional paid-in capital	**570.3**	505.0
Retained earnings	**1,922.7**	1,690.4
Accumulated other comprehensive loss	**(123.2)**	(184.6)
Total Stockholders' Equity	**2,247.3**	1,890.2
Total Liabilities and Stockholders' Equity	**$6,682.9**	$6,310.5

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in millions)

Year Ended December 31,	2007	2006	2005
Operating Activities			
Net income	**$ 467.1**	$ 385.0	$ 251.3
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**177.0**	193.3	191.6
Non-cash restructuring costs	**27.7**	27.2	56.2
Deferred income taxes	**(0.9)**	(5.0)	(63.9)
Gain on sale of assets	**—**	(4.5)	(20.0)
Impairment charges	**—**	50.9	34.4
Loss (gain) on disposal of discontinued operations	**11.9**	(0.7)	96.8
Stock-based compensation expense	**36.4**	44.0	6.1
Income tax benefits	**(41.3)**	(102.8)	(73.9)
Other	**(3.4)**	(12.9)	(23.9)
Changes in operating assets and liabilities, excluding the effects of acquisitions:			
Accounts receivable	**(7.9)**	25.1	(51.5)
Inventories	**(53.6)**	(32.2)	32.3
Accounts payable	**54.0**	(51.0)	27.3
Accrued liabilities and other	**(11.7)**	96.9	118.5
Discontinued operations	**—**	30.1	60.3
Net Cash Provided by Operating Activities	**$ 655.3**	$ 643.4	$ 641.6
Investing Activities			
Acquisitions, net of cash acquired	**$(106.0)**	$ (60.6)	$(740.0)
Capital expenditures	**(157.3)**	(138.3)	(92.2)
Disposals of noncurrent assets and sales of businesses	**(2.3)**	187.0	65.5
Net Cash Used in Investing Activities	**$(265.6)**	$ (11.9)	$(766.7)
Financing Activities			
Proceeds from issuance of debt	**$ 420.8**	$ 177.0	$ 337.0
Payments on notes payable and long-term debt	**(478.3)**	(511.0)	(360.1)
Cash dividends	**(234.7)**	(232.8)	(231.5)
Proceeds from exercised stock options and other	**25.4**	16.7	(2.6)
Net Cash Used in Financing Activities	**$(266.8)**	$(550.1)	$(257.2)
Exchange rate effect on cash and cash equivalents	**5.3**	4.1	(7.8)
Increase (Decrease) in Cash and Cash Equivalents	**128.2**	85.5	(390.1)
Cash and Cash Equivalents at Beginning of Year	**201.0**	115.5	505.6
Cash and Cash Equivalents at End of Year	**$ 329.2**	$ 201.0	$ 115.5
Supplemental cash flow disclosures—cash paid during the year for:			
Income taxes, net of refunds	**$ 99.0**	$ 19.5	$ 84.9
Interest	**$ 135.5**	$ 160.9	$ 136.8

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

(Amounts in millions)

	Common Stock	Treasury Stock	Additional Paid In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Stockholders' Equity
Balance at December 31, 2004	$290.1	$(411.6)	$437.5	$1,518.6	$ (70.4)	$1,764.2
Net income	—	—	—	251.3	—	251.3
Foreign currency translation	—	—	—	—	(107.6)	(107.6)
Minimum pension liability adjustment, net of ($29.3) tax	—	—	—	—	(59.8)	(59.8)
Gain on derivative instruments, net of $6.8 tax	—	—	—	—	11.1	11.1
Total comprehensive income						$ 95.0
Cash dividends on common stock	—	—	—	(231.5)	—	(231.5)
Exercise of stock options	0.1	—	0.4	—	—	0.5
Stock-based compensation and other	—	—	15.1	—	—	15.1
Balance at December 31, 2005	$290.2	$(411.6)	$453.0	$1,538.3	$(226.7)	$1,643.2
Net income	—	—	—	385.0	—	385.0
Foreign currency translation	—	—	—	—	28.8	28.8
Minimum pension liability adjustment, net of $27.1 tax	—	—	—	—	50.0	50.0
Loss on derivative instruments, net of ($2.6) tax	—	—	—	—	(4.3)	(4.3)
Total comprehensive income						$ 459.5
Cash dividends on common stock	—	—	—	(232.8)	—	(232.8)
Exercise of stock options	0.8	—	19.1	—	—	19.9
Adjustment to initially apply SFAS 158, net of ($15.4) tax	—	—	—	—	(32.4)	(32.4)
Stock-based compensation and other	—	—	32.9	(0.1)	—	32.8
Balance at December 31, 2006	$291.0	$(411.6)	$505.0	$1,690.4	$(184.6)	$1,890.2
Net income	—	—	—	467.1	—	467.1
Foreign currency translation	—	—	—	—	28.2	28.2
Unrecognized pension and other postretirement benefits, net of $17.8 tax	—	—	—	—	26.3	26.3
Gain on derivative instruments, net of $23.3 tax	—	—	—	—	6.9	6.9
Total comprehensive income						$ 528.5
Cash dividends on common stock	—	—	—	(234.7)	—	(234.7)
Exercise of stock options	0.9	—	21.6	—	—	22.5
Stock-based compensation and other	0.7	(3.5)	43.7	(0.1)	—	40.8
Balance at December 31, 2007	**$292.6**	**$(415.1)**	**$570.3**	**$1,922.7**	**$(123.2)**	**$2,247.3**

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOOTNOTE 1

Description of Business and Significant Accounting Policies

Description of Business

Newell Rubbermaid is a global marketer of consumer and commercial products that touch the lives of people where they work, live and play. The Company's strong portfolio of brands includes Sharpie®, Paper Mate®, Dymo®, Expo®, Waterman®, Parker®, Rolodex®, Irwin®, Lenox®, BernzOmatic®, Rubbermaid®, Levolor®, Graco®, Calphalon® and Goody®. The Company's multi-product offering consists of well known name-brand consumer and commercial products in four business segments: Cleaning, Organization & Décor; Office Products; Tools & Hardware; and Other (Home & Family).

Principles of Consolidation

The Consolidated Financial Statements include the accounts of the Company, its majority owned subsidiaries and variable interest entities where the Company is the primary beneficiary, after elimination of intercompany transactions.

Use of Estimates

The preparation of these financial statements requires the use of certain estimates by management in determining the Company's assets, liabilities, revenues and expenses and related disclosures. Actual results could differ from those estimates.

Reclassifications

Certain 2006 and 2005 amounts have been reclassified to conform to the 2007 presentation.

Concentration of Credit Risk

The Company sells products to customers in diversified industries and geographic regions and, therefore, has no significant concentrations of credit risk. The Company continuously evaluates the creditworthiness of its customers and generally does not require collateral.

The Company evaluates the collectibility of accounts receivable based on a combination of factors. When aware of a specific customer's inability to meet its financial obligations, such as in the case of bankruptcy filings or deterioration in the customer's operating results or financial position, the Company records a specific reserve for bad debt to reduce the related receivable to the amount the Company reasonably believes is collectible. The Company also records reserves for bad debt for all other customers based on a variety of factors, including the length of time the receivables are past due and historical collection experience. Accounts are also reviewed for potential write-off on a case by case basis. Accounts deemed uncollectible are written off, net of expected recoveries. If circumstances related to specific customers change, the Company's estimates of the recoverability of receivables could be further adjusted.

The Company's forward exchange contracts, long-term cross currency interest rate swaps, and option contracts do not subject the Company to risk due to foreign exchange rate movement, because gains and losses on these instruments generally offset gains and losses on the assets, liabilities, and other transactions being hedged. The Company is exposed to credit-related losses in the event of non-performance by counterparties to certain derivative financial instruments. The Company does not obtain collateral or other security to support derivative financial instruments subject to credit risk, but monitors the credit standing of the counterparties.

The credit exposure that results from commodity, interest rate, and foreign exchange risk is the fair value of contracts with a positive fair value as of the reporting date. The credit exposure on the Company's interest rate derivatives and foreign currency derivatives at December 31, 2007 was $1.2 million and $2.1 million, respectively. The credit exposure on the Company's commodity derivatives at December 31, 2007 was immaterial.

Sales Recognition

Sales of merchandise and freight billed to customers are recognized when title passes and all substantial risks of ownership change, which generally occurs either upon shipment or upon delivery based upon contractual terms. Sales are net of provisions for cash discounts, returns, customer discounts (such as volume or trade discounts), cooperative advertising and other sales related discounts.

Cash and Cash Equivalents

Cash and cash equivalents include cash on-hand and highly-liquid investments that have a maturity of three months or less when purchased.

Inventories

Inventories are stated at the lower of cost or market value using the last-in, first-out (LIFO) or first-in, first-out (FIFO) methods (see Footnote 5 for additional information). The Company reduces its inventory value for estimated obsolete and slow moving inventory in an amount equal to the difference between the cost of inventory and the net realizable value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Property, Plant and Equipment

Property, plant, and equipment are stated at cost. Expenditures for maintenance and repairs are expensed as incurred. Depreciation expense is calculated principally on the straight-line basis. Useful lives determined by the Company are as follows: buildings and improvements (20–40 years) and machinery and equipment (3–12 years).

Goodwill and Other Indefinite-Lived Intangible Assets

The Company conducts its annual test for impairment of goodwill and indefinite-lived intangible assets in the third quarter because it coincides with its annual strategic planning process.

The Company evaluates goodwill for impairment annually at the operating segment level (herein referred to as the reporting unit). The Company also tests for impairment if events and circumstances indicate that it is more likely than not that the fair value of a reporting unit is below its carrying amount. If the carrying amount of the reporting unit is greater than the fair value, impairment may be present. The Company assesses the fair value of its reporting units for its goodwill based on discounted cash flow models, earnings multiples or an actual sales offer received from a prospective buyer, if available. Assumptions critical to the Company's fair value estimates under the discounted cash flow model include the discount rate, projected average revenue growth, projected long-term growth rates in the determination of terminal values, and product costs.

The Company measures the amount of any goodwill impairment based upon the estimated fair value of the underlying assets and liabilities of the reporting unit, including any unrecognized intangible assets, and estimates the implied fair value of goodwill. An impairment charge is recognized to the extent the recorded goodwill exceeds the implied fair value of goodwill.

The Company also evaluates indefinite-lived intangible assets (primarily trademarks and trade names) for impairment annually. The Company also tests for impairment if events and circumstances indicate that it is more likely than not that the fair value of an indefinite-lived intangible asset is below its carrying amount. Assumptions critical to the Company's evaluation of indefinite-lived intangible assets for impairment include the discount rate, royalty rates used in its evaluation of trade names, projected average revenue growth, and projected long-term growth rates in the determination of terminal values. An impairment charge is recorded if the carrying amount of an indefinite-lived intangible asset exceeds the estimated fair value on the measurement date.

See Footnote 7 for additional detail on goodwill and other intangible assets.

Other Long-Lived Assets

The Company tests its other long-lived assets for impairment in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The Company evaluates if impairment indicators related to its property, plant and equipment and other long-lived assets are present. These impairment indicators may include a significant decrease in the market price of a long-lived asset or asset group, a significant adverse change in the extent or manner in which a long-lived asset or asset group is being used or in its physical condition, or a current-period operating or cash flow loss combined with a history of operating or cash flow losses or a forecast that demonstrates continuing losses associated with the use of a long-lived asset or asset group. If impairment indicators are present, the Company estimates the future cash flows for the asset or group of assets. The sum of the undiscounted future cash flows attributable to the asset or group of assets is compared to their carrying amount. The cash flows are estimated utilizing various assumptions regarding future revenue and expenses, working capital, and proceeds from asset disposals on a basis consistent with the strategic plan. If the carrying amount exceeds the sum of the undiscounted future cash flows, the Company determines the assets' fair value by discounting the future cash flows using a discount rate required for a similar investment of like risk and records an impairment charge as the difference between the fair value and the carrying value of the asset group. Generally, the Company performs its testing of the asset group at the product-line level, as this is the lowest level for which identifiable cash flows are available.

Shipping and Handling Costs

The Company records shipping and handling costs as a component of costs of products sold.

Product Liability Reserves

The Company has a self-insurance program for product liability that includes reserves for self-retained losses and certain excess and aggregate risk transfer insurance. The Company uses historical loss experience combined with actuarial evaluation methods, review of significant individual files and the application of risk transfer programs in determining required product liability reserves. The Company's actuarial evaluation methods take into account claims incurred but not reported when determining the Company's product liability reserve. While the Company believes that it has adequately reserved for these claims, the ultimate outcome of these matters may exceed the amounts recorded by the Company, and such additional losses may be material to the Company's Consolidated Financial Statements.

Product Warranties

In the normal course of business, the Company offers warranties for a variety of its products. The specific terms and conditions of the warranties vary depending upon the specific product and markets in which the products were sold. The Company accrues for the estimated cost of product warranty at the time of sale based on historical experience.

Advertising Costs

The Company expenses advertising costs as incurred. Cooperative advertising with customers is recorded in the Consolidated Financial Statements as a reduction of net sales and totaled $149.5 million, $153.3 million and $147.4 million for 2007, 2006 and 2005, respectively. All other advertising costs are recorded in selling, general and administrative expenses and totaled $216.5 million, $199.9 million and $135.6 million in 2007, 2006 and 2005, respectively.

Research and Development Costs

Research and development costs relating to both future and current products are charged to selling, general and administrative expenses as incurred. These costs aggregated $111.2 million, $102.0 million and $92.5 million in 2007, 2006 and 2005, respectively.

Derivative Financial Instruments

The Company follows SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. Derivative financial instruments are generally used to manage certain commodity, interest rate and foreign currency risks. These instruments include commodity swaps, interest rate swaps, long-term cross currency interest rate swaps, forward exchange contracts and options. The Company's forward exchange contracts, options and long-term cross currency interest rate swaps do not subject the Company to risk due to foreign exchange rate movement because gains and losses on these instruments generally offset gains and losses on the assets, liabilities, and other transactions being hedged.

On the date in which the Company enters into a derivative, the derivative is designated as a hedge of the identified exposure. The Company measures effectiveness of its hedging relationships both at hedge inception and on an ongoing basis. No ineffectiveness was recorded on designated hedges in 2007, 2006 or 2005.

Interest Rate Risk Management

Gains and losses on interest rate swaps designated as cash flow hedges, to the extent that the hedge relationship has been effective, are deferred in other comprehensive income and recognized in interest expense over the period in which the Company recognizes interest expense on the related debt instrument. Any ineffectiveness on these instruments is immediately recognized in interest expense in the period that the ineffectiveness occurs.

The Company also has designated certain interest rate swaps as fair value hedges, which have been structured to be 100% effective. These hedging instruments include interest rate swaps, long-term cross currency interest rate swaps and forward exchange contracts. See foreign currency management below for discussion of cross currency interest rate swaps and forward exchange contracts Gains or losses resulting from the early termination of interest rate swaps are deferred as an increase or decrease to the carrying value of the related debt and amortized as an adjustment to the yield of the related debt instrument over the remaining period originally covered by the swap. The cash received or paid relating to the termination of interest rate swaps is included in Other as an operating activity in the Consolidated Statements of Cash Flows.

Foreign Currency Management

The Company utilizes forward exchange contracts and options to manage foreign exchange risk related to both known and anticipated intercompany transactions and third-party commercial transaction exposures of approximately one year in duration or less. The effective portion of the changes in fair value of these instruments is reported in other comprehensive income and reclassified into earnings in the same period or periods in which the hedged transactions affect earnings. Any ineffective portion is immediately recognized in earnings.

The Company also utilizes long-term cross currency interest rate swaps to hedge long-term intercompany financing transactions. Gains and losses related to qualifying forward exchange contracts, which hedge certain anticipated transactions are recognized in other comprehensive income as an asset or liability until the underlying transaction occurs.

The asset or liability related to these transactions is recorded in the captions Prepaid expenses and other, Other assets, Other accrued liabilities or Other noncurrent liabilities on the Consolidated Balance Sheet depending on the maturity of the Company's cross currency interest rate swaps and forward contracts at December 31, 2007 and 2006. The earnings impact of cash flow hedges relating to forecasted purchases of inventory is generally reported in cost of products sold to match the underlying transaction being hedged. For hedged forecasted transactions, hedge accounting is discontinued if the forecasted transaction is no longer probable of occurring, in which case previously deferred hedging gains or losses would be recorded to earnings immediately. The gains and losses reported in accumulated other comprehensive income will be reclassified to earnings upon completion of the underlying transaction being hedged.

The fair value of foreign currency hedging instruments is recorded in the captions Prepaid expenses and other, Other assets, Other accrued liabilities or Other noncurrent liabilities on the Consolidated Balance Sheets depending on the maturity of the Company's cross currency interest rate swaps and forward contracts at December 31, 2007 and 2006. The earnings impact of cash flow hedges relating to forecasted purchases of inventory is generally reported in cost of products sold to match the underlying transaction being hedged. For hedged forecasted transactions, hedge accounting is discontinued if the forecasted transaction is no longer probable of occurring, in which case previously deferred hedging gains or losses would be recorded to earnings immediately.

Disclosures about Fair Value of Financial Instruments

The Company's financial instruments include cash and cash equivalents, accounts receivable, notes payable and short and long-term debt. The fair value of these instruments approximates carrying values due to their short-term duration, except as follows:

Qualifying Derivative Instruments

The fair value of the Company's qualifying derivative instruments is recorded in the Consolidated Balance Sheets and is described in more detail in Footnote 11.

Long-Term Debt

The fair values of the Company's long-term debt issued under the medium-term note program and the junior convertible subordinated debentures are based on quoted market prices and are as follows as of December 31, (*in millions*):

	2007	2006
Medium-term note program	**$1,085.2**	$1,321.7
Junior convertible subordinated debentures	**$ 390.7**	$ 398.1

All other significant long-term debt is pursuant to floating rate instruments whose carrying amounts approximate fair value.

Foreign Currency Translation

Assets and liabilities of foreign subsidiaries are translated into U.S. dollars at the rates of exchange in effect at year-end. The related translation adjustments are made directly to accumulated other comprehensive income. Income and expenses are translated at the average monthly rates of exchange in effect during the year. Gains and losses from foreign currency transactions of these subsidiaries are included in net income. International subsidiaries operating in highly inflationary economies translate nonmonetary assets at historical rates, while net monetary assets are translated at current rates, with the resulting translation adjustment included in net income as other expense (income), net.

Income Taxes

In accordance with SFAS No. 109, "Accounting for Income Taxes", the Company accounts for deferred income taxes using the asset and liability approach. Under this approach, deferred income taxes are recognized based on the tax effects of temporary differences between the financial statement and tax bases of assets and liabilities, as measured by current enacted tax rates. Valuation allowances are recorded to reduce the deferred tax assets to an amount that will more likely than not be realized. No provision is made for the U.S. income taxes on the undistributed earnings of non-U.S. subsidiaries that are considered to be permanently invested.

The Company's income tax provisions are based on calculations and assumptions that are subject to examination by the Internal Revenue Service and other tax authorities. Although the Company believes that the positions taken on previously filed tax returns are reasonable, it has established tax and interest reserves in recognition that various taxing authorities may challenge the positions taken, which could result in additional liabilities for taxes and interest. The Company regularly reviews its deferred tax assets for recoverability considering historical profitability, projected future taxable income, the expected timing of the reversals of existing temporary differences and tax planning strategies.

The Company adopted the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), on January 1, 2007. FIN 48 requires application of a "more likely than not" threshold to the recognition and derecognition of tax positions. The Company's ongoing assessments of the more-likely-than-not outcomes of tax authority examinations and related tax positions require significant judgment and can increase or decrease the Company's effective tax rate, as well as impact operating results. The adoption of FIN 48 did not result in an adjustment to beginning retained earnings; however, it did result in the reclassification of certain income tax assets and liabilities from current to long-term in the Company's Consolidated Balance Sheet. See Footnote 16 for additional information on income taxes.

Stock-Based Compensation

Prior to January 1, 2006, the Company recognized stock-based compensation expense by applying the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). Under APB 25, the Company generally recognized compensation expense only for restricted stock grants. The Company recognized the compensation expense associated with the restricted stock ratably over the associated service period.

Effective January 1, 2006, the Company adopted the provisions of SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)"), using the modified prospective transition method, and therefore has not restated the results of prior periods. Under this transition method, stock-based compensation expense for 2007 and 2006 includes (i) compensation expense for all stock-based compensation awards granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," and (ii) compensation expense for all share-based payment awards granted after January 1, 2006 based on estimated grant-date fair values estimated in accordance with the provisions of SFAS 123(R). Compensation expense is adjusted for estimated forfeitures and is recognized on a straight-line basis over the requisite service period of the award, which is generally five years for stock options and three years for restricted stock. The Company estimates future forfeiture rates based on its historical experience. See Footnote 15 for additional information.

The following table is a reconciliation of the Company's net income and earnings per share to pro forma net income and pro forma earnings per share as if the Company had adopted the provisions of SFAS No. 123 with respect to options granted under the Company's stock option plans in 2005 (*in millions, except per share data*):

Net income:	
As reported	$251.3
Fair value option expense, net of income taxes of $6.7 million	(11.0)
Pro forma	$240.3
Basic earnings per share:	
As reported	$ 0.92
Pro forma	$ 0.88
Diluted earnings per share:	
As reported	$ 0.91
Pro forma	$ 0.87

Accumulated Other Comprehensive Loss

The following table displays the components of accumulated other comprehensive loss (*in millions*):

	Foreign Currency Translation Gain	Unrecognized Pension & Other Postretirement Costs, net of tax	After-tax Derivative Hedging Gain	Accumulated Other Comprehensive Loss
Balance at December 31, 2006	$41.6	$(228.7)	$2.5	$(184.6)
Current year change	28.2	26.3	6.9	61.4
Balance at December 31, 2007	**$69.8**	**$(202.4)**	**$9.4**	**$(123.2)**

Recent Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), "Business Combinations" ("SFAS 141(R)"). SFAS 141(R) significantly changes the accounting for business combination transactions by requiring an acquiring entity to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value. Additionally, SFAS 141(R) modifies the accounting treatment for certain specified items related to business combinations and requires a substantial number of new disclosures. SFAS 141(R) is effective for business combinations with an acquisition date in fiscal years beginning on or after December 15, 2008, and earlier adoption is prohibited. The Company expects to prospectively adopt SFAS 141(R) on January 1, 2009.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements—An Amendment of ARB No. 51" ("SFAS 160"). SFAS 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes reporting requirements that require sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008 and earlier adoption is prohibited. SFAS 160 is effective for the Company on January 1, 2009. The Company is still in the process of evaluating the impact SFAS 160 will have on the Company's consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and states that a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, SFAS 157 does not require any new fair value measurements. In February 2008, the FASB issued Staff Positions 157-1 and 157-2 which remove certain leasing transactions from its scope and partially defer the effective date of SFAS 157 for one year for certain nonfinancial assets and liabilities. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company prospectively adopted the effective provisions of SFAS 157 on January 1, 2008. The adoption is not expected to have a material impact on the Company's consolidated financial statements.

FOOTNOTE 2
Acquisitions

Acquisition of Endicia

On July 1, 2007, the Company acquired all of the outstanding equity interests of PSI Systems, Inc. ("Endicia"), provider of Endicia Internet Postage, for $51.2 million plus related acquisition costs and contingent payments of up to $25.0 million based on future revenues. The acquisition of Endicia, a leading provider of online postage, increases the Company's ability to leverage its other technology brands by developing a full range of innovative and integrated solutions for small and medium-sized businesses. This acquisition was accounted for using the purchase method of accounting and accordingly, based on a preliminary purchase price allocation, the Company recorded goodwill of $46.2 million in the Consolidated Balance Sheet at December 31, 2007. Pro forma results of operations would not be materially different as a result of this acquisition and therefore are not presented.

Endicia is party to a lawsuit filed against it alleging patent infringement. In this case, Stamps.com seeks injunctive relief in order to prevent Endicia from continuing to engage in activities that are alleged to infringe on Stamps.com's patents. An unfavorable outcome in this litigation, which management does not believe is probable, could materially adversely affect the Endicia business.

Acquisition of Dymo

On November 23, 2005, the Company acquired Dymo, a global leader in designing, manufacturing and marketing on-demand labeling solutions, from Esselte AB. The purchase price of $699.2 million was finalized in 2006, after consideration of certain working capital and other adjustments. The Company funded the purchase payment through a combination of available cash of $480.2 million and debt of $219.0 million from pre-existing credit facilities. In 2006, the Company finalized the purchase price allocation of $699.2 million to the identifiable assets and liabilities. The purchase price allocation was based on management's estimate of fair value using the assistance of third party appraisals at the date of acquisition as follows (*in millions*):

Current assets	$ 33.8
Property, plant & equipment, net	21.5
Goodwill	609.3
Other intangible assets, net	118.9
Other assets	0.2
Total assets	$783.7
Current liabilities	$ 38.1
Deferred income taxes	42.9
Other noncurrent liabilities	3.5
Total liabilities	$ 84.5

The allocation of the purchase price resulted in the recognition of $609.3 million of goodwill, primarily related to the anticipated future earnings and cash flows of the Dymo business including the estimated effects of the integration of this business into the Office Products segment. The transaction resulted in the recognition of $118.9 million in intangible assets consisting primarily of customer lists, patents and trademarks. Approximately $77.4 million were indefinite-lived intangible assets related to trademarks and $41.5 million related to finite-lived intangible assets that will be amortized over periods of 3 to 10 years with a weighted average amortization period of 5.3 years.

The transaction summarized above was accounted for using the purchase method of accounting and the results of operations are included in the Company's Consolidated Financial Statements since the acquisition date. The acquisition costs included in the purchase price were allocated to goodwill.

The unaudited consolidated results of operations on a pro forma basis, as though the November 23, 2005 acquisition of Dymo had been completed on January 1, 2005, are as follows for the year ended December 31, (*in millions, except per share amounts*):

	2005
Net sales	$5,923.2
Income from continuing operations	$ 417.0
Net income	$ 262.0
Basic earnings per share:	
Income from continuing operations	$ 1.52
Net income	$ 0.95
Diluted earnings per share:	
Income from continuing operations	$ 1.52
Net income	$ 0.95

These pro forma financial results have been prepared for comparative purposes only and include certain adjustments, such as increased interest expense on acquisition debt. They do not reflect the effect of synergies that are expected to result from integration.

FOOTNOTE 3

Discontinued Operations

The following table summarizes the results of businesses reported as discontinued operations for the years ended December 31, (*in millions*):

	2007	2006	2005
Net sales	$ 3.6	$508.5	$ 798.2
Loss from operations of discontinued operations, net of income tax expense of $- million, $8.6 million and $5.7 million for 2007, 2006 and 2005, respectively	$ (0.2)	$ (86.4)	$ (58.2)
(Loss) gain on disposal of discontinued operations, net of income tax benefit (expense) of $3.0 million, ($6.5) million and $- million for 2007, 2006 and 2005, respectively	(11.9)	0.7	(96.8)
Loss from discontinued operations, net of tax	$(12.1)	$ (85.7)	$(155.0)

No amounts related to interest expense have been allocated to discontinued operations.

As of December 31, 2006, the assets and liabilities of the discontinued operations consist of the remaining portions of the Home Décor Europe business. The following table presents summarized balance sheet information of the remaining portions of the Home Décor Europe business as of December 31, 2006 (*in millions*):

Accounts receivable, net	$35.8
Inventories, net	18.8
Prepaid expenses and other	1.0
Property, plant and equipment, net	12.5
Total Assets	$68.1
Accounts payable	$11.6
Accrued compensation	4.1
Other accrued liabilities	15.3
Other noncurrent liabilities	5.1
Total Liabilities	$36.1

Home Décor Europe

The Home Décor Europe business designed, manufactured and sold drapery hardware and window treatments in Europe under Gardinia® and other local brands and was previously classified in the Company's former Home Fashions segment. In 2005, Home Décor Europe had net sales of approximately $377 million.

In the first quarter of 2006, as a result of a revised corporate strategy and an initiative to improve the Company's portfolio of businesses to focus on those that are best aligned with the Company's strategies of differentiated products, best cost and consumer branding, the Company began exploring various options for its Home Décor Europe business. Those options included marketing the business for potential sale. As a result of this effort, the Company received a preliminary offer from a potential buyer which gave the Company a better indication of the business' fair value. Based on this offer, the Company determined that the business had a net book value in excess of its fair value. Due to the apparent decline in value, the Company conducted an impairment test and recorded a $50.9 million impairment charge in the first quarter of 2006. This charge, as well as the operations of this business during 2006 and 2005, are included in the loss from operations of discontinued operations in the table above.

In September 2006, the Company entered into an agreement for the intended sale of portions of the Home Décor Europe business to a global manufacturer and marketer of window treatments and furnishings. The Central and Eastern European, Nordic and Portuguese operations of this business were sold on December 1, 2006. The sale of the operations in Poland and the Ukraine closed on February 1, 2007.

In October 2006, the Company received a binding offer for the intended sale of the Southern European region of the Home Décor Europe business to another party, which represented the remaining operations of the Home Décor Europe business. The sale of operations in France and Spain closed on January 1, 2007 and in Italy on January 31, 2007.

In connection with these transactions, the Company recorded a loss of $11.3 million, net of tax, in 2006. In 2007, the Company recorded a loss of $10.0 million, net of tax, to complete the divestiture of Home Décor Europe. The net loss for 2007 and 2006 are reported in the table above as part of the gain (loss) on disposal of discontinued operations.

Little Tikes

In September 2006, the Company entered into an agreement for the intended sale of its Little Tikes business unit to a global family and children's entertainment company. Little Tikes is a global marketer and manufacturer of children's toys and furniture for consumers. The transaction closed in the fourth quarter of 2006, resulting in a gain of $16.0 million, net of tax, in 2006. This business was previously included in the Company's Other (Home & Family) segment. The operations of the business for 2006 and 2005 are included in loss from operations of discontinued operations in the table above. In 2005, Little Tikes had net sales of approximately $250 million.

European Cookware

In October 2005, the Company entered into an agreement for the intended sale of its European Cookware business. The Company completed this divestiture on January 1, 2006. This business included the brands Pyrex® (used under exclusive license from Corning Incorporated and its subsidiaries in Europe, the Middle East and Africa only) and Vitri® and was previously included in the Company's Other (Home & Family) segment. In connection with this transaction, the Company recorded a loss related to the sale of $33.9 million in 2005 and an additional loss of $1.6 million upon completion of the sale in 2006. The losses are reported in the table above as loss on disposal of discontinued operations. In 2005, the European Cookware business had net sales of approximately $115 million.

Curver

In January 2005, the Company entered into an agreement for the intended sale of the Company's Curver business. In June 2005, the Company completed the sale of its Curver business. The Curver business included the Company's European indoor organization and home storage division and was previously reported in the former Cleaning & Organization segment. The sales price, which was subject to reduction for working capital adjustments, was $5 million, paid at closing, plus a note receivable for $5 million, payable within 12 years from closing. The Company may also receive contingent payments, up to an aggregate maximum of $25 million, based on the adjusted earnings before interest and taxes of the Curver business for the five years ending December 31, 2009. Due to anticipated shortfalls in working capital, the Company does not expect to collect any of the $5 million note receivable. In addition, the Company has not included the contingent payments in the calculation of the loss on disposal of discontinued operations. In connection with this transaction, the Company recorded a loss related to the sale of $62.0 million, net of tax, in 2005. This loss is included in the gain (loss) on disposal of discontinued operations in the table above.

FOOTNOTE 4
Restructuring Costs

Project Acceleration Restructuring Activities

In the third quarter of 2005, the Company announced a global initiative referred to as Project Acceleration aimed at strengthening and transforming the Company's portfolio. In connection with Project Acceleration, the Board of Directors of the Company approved a restructuring plan (the "Plan") that commenced in the fourth quarter of 2005. The Plan is designed to reduce manufacturing overhead to achieve best cost positions and to allow the Company to increase investment in new product development, brand building and marketing. Project Acceleration includes the anticipated closures of approximately one-third of the Company's 64 manufacturing facilities, thereby optimizing the Company's geographic manufacturing footprint. Since the Plan's inception, the Company has announced the closure of 16 manufacturing facilities and approximately eight additional facilities remain to be closed. In total through December 31, 2007, the Company has recorded $203.7 million of costs related to Project Acceleration, which excludes restructuring costs associated with discontinued operations. The Company recorded restructuring costs of $86.0 million and $66.4 million related to Project Acceleration in 2007 and 2006, respectively. In 2005, the Company recorded restructuring costs of $72.6 million, of which $51.3 million related to Project Acceleration and $21.3 million related to restructuring actions approved prior to the commencement of Project Acceleration (see below for details). The Plan is expected to result in cumulative restructuring costs over the life of the initiative of approximately $375 million to $400 million ($315 million to $340 million after tax), with between $150 million and $160 million ($120 million to $130 million after tax) expected to be incurred in 2008 (unaudited). Approximately 67% of the cumulative costs are expected to be cash costs.

The table below summarizes the restructuring costs recognized for Project Acceleration restructuring activities for continuing operations for the years ended December 31 (*in millions*):

	2007	2006	2005
Facility exit costs	**$27.7**	$14.9	$51.3
Employee severance and termination benefits	**36.4**	44.7	—
Exited contractual commitments and other	**21.9**	6.8	—
Restructuring costs	**$86.0**	$66.4	$51.3

Restructuring provisions were determined based on estimates prepared at the time the restructuring actions were approved by management and are periodically updated for changes, and also include amounts recognized as incurred. A summary of the Company's accrued restructuring reserves for continuing operations as of and for the years ended December 31, 2007 and 2006, respectively, is as follows (*in millions*):

	12/31/06 Balance	Provision	Costs Incurred	12/31/07 Balance
Facility exit costs	$ —	$27.7	$(27.7)	**$ —**
Employee severance and termination benefits	28.9	36.4	(42.8)	**22.5**
Exited contractual commitments and other	2.0	21.9	(7.7)	**16.2**
	$30.9	$86.0	$(78.2)	**$38.7**

	12/31/05 Balance	Provision	Costs Incurred	12/31/06 Balance
Facility exit costs	$—	$14.9	$(14.9)	$ —
Employee severance and termination benefits	—	44.7	(15.8)	28.9
Exited contractual commitments and other	—	6.8	(4.8)	2.0
	$—	$66.4	$(35.5)	$30.9

Costs incurred include cash payments and the impairment of assets associated with vacated facilities.

The following table depicts the changes in accrued restructuring reserves for the Plan for the period ended December 31, 2007 and 2006, respectively, aggregated by reportable business segment (*in millions*):

Segment	12/31/06 Balance	Provision	Costs Incurred	12/31/07 Balance
Cleaning, Organization & Décor	$ 4.4	$ 4.5	$ (8.1)	**$ 0.8**
Office Products	25.4	45.0	(47.3)	**23.1**
Tools & Hardware	0.4	29.7	(16.2)	**13.9**
Other (Home & Family)	0.3	1.7	(2.0)	**—**
Corporate	0.4	5.1	(4.6)	**0.9**
	$30.9	$86.0	$(78.2)	**$38.7**

Segment	12/31/05 Balance	Provision	Costs Incurred	12/31/06 Balance
Cleaning, Organization & Décor	$—	$22.0	$(17.6)	$ 4.4
Office Products	—	38.7	(13.3)	25.4
Tools & Hardware	—	3.6	(3.2)	0.4
Other (Home & Family)	—	1.3	(1.0)	0.3
Corporate	—	0.8	(0.4)	0.4
	$—	$66.4	$(35.5)	$30.9

During 2006, the Company received a better indication of the value of assets being disposed of in the Other (Home & Family) segment and also made changes to a disposal group of assets in the former Cleaning & Organization segment. These assets were previously written down to estimated net realizable value during the fourth quarter of 2005 as part of Project Acceleration. As a result, the Company reversed $4.8 million of restructuring costs in 2006 due to a combination of higher proceeds and changes made to a disposal group of assets.

Project Acceleration commenced in December 2005 and resulted in non-cash facility restructuring costs in 2005, aggregated by reportable business segment, as follows (*in millions*):

Segment	Provision
Cleaning, Organization & Décor	$29.3
Office Products	8.6
Tools & Hardware	6.8
Other (Home & Family)	6.6
	$51.3

Pre-Project Acceleration Restructuring Activities

The Company announced a restructuring plan (the "2001 Plan") in 2001. The specific objectives of the 2001 Plan were to streamline the Company's supply chain to become the best-cost global provider throughout the Company's portfolio by reducing worldwide headcount and consolidating duplicative manufacturing facilities. Under the 2001 Plan, the Company exited 84 facilities, of which 31 pertain to discontinued operations, and reduced headcount by approximately 12,000. The Company recorded $461.7 million in restructuring costs under the 2001 Plan, including $179.2 million for discontinued operations. Restructuring provisions were determined based on estimates prepared at the time the specific restructuring actions were approved by management, and also include amounts recognized as incurred. In 2005, the Company reduced its restructuring reserve by approximately $5.7 million, primarily as a result of higher proceeds received from the sale of property, plant and equipment and favorable negotiations on exited contracts. Approximately $1.0 million of pre-Acceleration restructuring reserves remain as of December 31, 2007. While the accounting charges associated with the 2001 Plan were completed in the second quarter of 2004, the Company continued to selectively approve individual restructuring plans. The following table shows the restructuring costs, net of reversals, recognized under the terms of the 2001 Plan and for the selective restructuring actions prior to Project Acceleration for the year ended December 31, 2005, excluding restructuring costs related to discontinued operations (*in millions*):

	2005
Facility and other exit costs	$ 7.9
Employee severance and termination benefits	11.1
Exited contractual commitments and other	2.3
Restructuring costs	$21.3

Cash paid for restructuring activities, including Pre-Project Acceleration and Project Acceleration restructuring activities, was $53.1 million, $26.1 million and $34.3 million for 2007, 2006 and 2005, respectively.

FOOTNOTE 5

Inventories, Net

The components of net inventories were as follows as of December 31, (*in millions*):

	2007	2006
Materials and supplies	**$178.8**	$172.8
Work in process	**179.8**	158.6
Finished products	**581.8**	519.2
	$940.4	$850.6

Inventory costs include direct materials, direct labor and manufacturing overhead, or when finished goods are sourced, the cost is the amount paid to the third-party. Cost of certain domestic inventories (approximately 59.2% and 59.6% of gross inventory costs at December 31, 2007 and 2006, respectively) was determined by the LIFO method; for the balance, cost was determined using the FIFO method. As of December 31, 2007 and 2006, LIFO reserves were $40.0 million and $38.1 million, respectively. The Company recognized a gain (loss) of $3.6 million, ($2.7) million, and $0.1 million in 2007, 2006 and 2005, respectively, related to the liquidation of LIFO based inventories.

FOOTNOTE 6

Property, Plant & Equipment, Net

Property, plant and equipment, net consisted of the following as of December 31, (*in millions*):

	2007	2006
Land	**$ 36.5**	$ 34.1
Buildings and improvements	**446.0**	452.9
Machinery and equipment	**1,844.9**	1,876.7
	2,327.4	2,363.7
Accumulated depreciation	**(1,638.8)**	(1,616.8)
	$ 688.6	$ 746.9

Depreciation expense was $143.2 million, $159.5 million and $180.4 million in 2007, 2006 and 2005, respectively.

FOOTNOTE 7

Goodwill and Other Intangible Assets, Net

A summary of changes in the Company's goodwill is as follows (*in millions*):

	2007	2006
Balance at January 1,	**$2,435.7**	$2,304.4
Acquisitions[1]	**71.8**	68.9
Other, primarily foreign currency translation	**101.2**	62.4
Balance at December 31,	**$2,608.7**	$2,435.7

The following table summarizes goodwill by reportable segment as of December 31, (*in millions*). Management considers goodwill a corporate asset and does not consider goodwill and changes to goodwill balances in evaluating reportable segment performance. As a result, goodwill has been reflected as a corporate asset in the segment information included in Footnote 18.

	2007	2006
Cleaning, Organization & Décor	**$ 245.2**	$ 219.9
Office Products	**1,338.9**	1,198.6
Tools & Hardware	**736.8**	730.4
Other (Home & Family)	**287.8**	286.8
Total Goodwill	**$2,608.7**	$2,435.7

Other intangible assets, net consisted of the following as of December 31, (*in millions*):

	2007	2006	Weighted Average Amortization Period	Amortization Periods
Trade names — indefinite life	**$279.4**	$274.8	N/A	N/A
Trade names — other	**45.2**	49.2	9 years	2–20 years
Other[2]	**271.0**	219.9	8 years	3–14 years
	595.6	543.9		
Accumulated amortization	**(93.8)**	(85.1)		
	$501.8	$458.8		

(1) Represents Endicia ($46.2 million) and other individually immaterial acquisitions ($25.6 million) in 2007 and Dymo ($28.5 million), CardScan ($16.0 million) and other individually immaterial acquisitions ($24.4 million) in 2006.

(2) Other consists primarily of capitalized software, non-compete agreements, patents and customer lists.

Other intangible amortization expense, including capitalized software amortization, was $33.8 million in both 2007 and 2006 and $14.6 million in 2005. As of December 31, 2007, the aggregate estimated intangible amortization amounts for the succeeding five years are as follows (*in millions*):

2008	2009	2010	2011	2012
$37.5	$32.9	$27.0	$18.8	$15.9

Actual amortization expense to be reported in future periods could differ materially from these estimates as a result of acquisitions, changes in useful lives and other relevant factors.

FOOTNOTE 8

Other Accrued Liabilities

Accrued liabilities included the following as of December 31, (*in millions*):

	2007	2006
Customer accruals	**$304.0**	$277.1
Accrued self-insurance liability	**82.1**	86.9
Accrued restructuring (See Footnote 4)	**39.7**	31.8
Accrued pension, defined contribution and other postretirement benefits	**49.9**	49.2
Accruals for manufacturing expenses, including inventory received	**122.0**	118.2
Accrued medical and life insurance	**11.4**	14.7
Accrued interest and interest rate swaps	**31.5**	43.1
Accrued contingencies, primarily legal, environmental and warranty	**27.4**	35.5
Other	**76.7**	54.4
Other accrued liabilities	**$744.7**	$710.9

Customer accruals are promotional allowances and rebates, including cooperative advertising, given to customers in exchange for their selling efforts. The self-insurance accrual is primarily casualty liabilities such as workers' compensation, general and product liability and auto liability and is estimated based upon historical loss experience combined with actuarial evaluation methods, review of significant individual files and the application of risk transfer programs.

FOOTNOTE 9

Credit Arrangements

The Company has short-term foreign and domestic uncommitted lines of credit with various banks that are available for short-term financing. Borrowings under the Company's uncommitted lines of credit are subject to the discretion of the lender. As of December 31, 2007 and 2006, the Company had notes payable to banks in the amount of $15.3 million and $23.9 million, respectively, with weighted average interest rates of 10.9% and 6.3%, respectively.

On November 14, 2005, the Company entered into a $750.0 million five-year syndicated revolving credit facility (the "Revolver"). On an annual basis, the Company may request an extension of the Revolver (subject to lender approval) for additional one-year periods. The Company elected to extend the Revolver for additional one-year periods in both October 2006 and October 2007, and, as a result, the Revolver will now expire in November 2012. All but one lender approved the extension in 2006. Accordingly, the Company has a $750.0 million facility through November 2010, and a $725.0 million facility from November 2010 to November 2012. At both December 31, 2007 and 2006, there were no borrowings under the Revolver.

In lieu of borrowings under the Revolver, the Company may issue up to $750.0 million of commercial paper through 2010 and $725.0 million thereafter, through 2012. The Revolver provides the committed backup liquidity required to issue commercial paper. Accordingly, commercial paper may only be issued up to the amount available for borrowing under the Revolver. The Revolver also provides for the issuance of up to $100.0 million of standby letters of credit so long as there is a sufficient amount available for borrowing under the Revolver. At December 31, 2007, there was $197.0 million of commercial paper outstanding and no standby letters of credit issued under the Revolver. At December 31, 2006, there was no commercial paper outstanding and there were no standby letters of credit issued under the Revolver.

The Revolver permits the Company to borrow funds on a variety of interest rate terms. The Revolver requires, among other things, that the Company maintain certain interest coverage and total indebtedness to total capital ratios, as defined in the agreement. The Revolver also limits the amount of indebtedness subsidiaries may incur. As of December 31, 2007 and 2006, the Company was in compliance with the provisions of the agreement governing the Revolver.

FOOTNOTE 10

Long-Term Debt

The following is a summary of long-term debt as of December 31, (*in millions*):

	2007	2006
Medium-term notes (original maturities ranging from 7 to 30 years, average interest rate of 5.48%)	**$1,075.0**	$1,325.0
Commercial paper	**197.0**	—
Floating rate note	**448.0**	448.0
Junior convertible subordinated debentures	**436.7**	436.7
Terminated interest rate swaps	**8.5**	11.9
Other long-term debt	**4.4**	4.3
Total debt	**2,169.6**	2,225.9
Current portion of long-term debt	**(972.2)**	(253.6)
Long-term debt	**$1,197.4**	$1,972.3

The following table summarizes the Company's average commercial paper obligations and interest rate for the year ended December 31, (*in millions, except percentages*):

	2007	2006
Borrowing	**$147.3**	$178.4
Average interest rate	**5.3%**	5.0%

The aggregate maturities of long-term debt outstanding, based on the earliest date the obligation may become due, are as follows as of December 31, 2007 (*in millions*):

2008	2009	2010	2011	2012	Thereafter	Total
$972.2	$252.7	$252.4	$2.4	$250.8	$439.1	$2,169.6

The medium-term notes, revolving credit agreement (and related commercial paper), floating rate note and junior convertible subordinated debentures are all unsecured.

Medium-Term Notes

In July 1998, the Company issued $250.0 million of medium-term notes. The notes mature in July 2028 and interest is paid semi-annually. The notes have a coupon rate reset feature through a remarketing agreement that occurs at two ten year intervals, July 2008 and July 2018. The notes currently have a coupon rate of 6.35% through the first interest reset date of July 2008. In addition, the notes have an embedded call option pursuant to which a third party may call the debt at par at each ten-year remarketing interval, and the third party would remarket the notes if the call option is exercised. Should the call option at each remarketing interval not be exercised, the note holders are required to put the notes back to the Company at a price of par. If the third party exercises the call option, remarketing of the notes will occur, which may result in the Company paying an increased coupon rate in the future.

In July 1998, the Company also issued $75.0 million of medium-term notes. The notes mature in July 2028, and interest is paid semi-annually. The notes have a coupon rate of 6.11%, which is fixed through maturity. The note holders have a put option which entitles the holders of the notes to require the Company to repay the notes at par in July 2008.

The Company has issued three additional series of medium-term notes with aggregate principal amounts of $250.0 million each. The medium-term notes have coupon rates ranging from 4% to 6.75% and mature at various dates between 2009 and 2012.

Floating Rate Note

Under a 2001 receivables facility with a financial institution, the Company created a financing entity that is consolidated in the Company's financial statements. Under this facility, the Company regularly enters into transactions with the financing entity to sell an undivided interest in substantially all of the Company's U.S. trade receivables to the financing entity. In 2001, the financing entity issued $450.0 million in preferred debt securities to the financial institution. Certain levels of accounts receivable write-offs and other events would permit the financial institution to terminate the receivables facility. On September 18, 2006, in accordance with the terms of the receivables facility, the financing entity caused the preferred debt securities to be exchanged for cash of $2.2 million, a two year floating rate note in an aggregate principal amount of $448.0 million and a cash premium of $5.2 million. Because this debt matures in 2008, the entire amount is considered to be short-term at December 31, 2007. At any time prior to maturity of the note, the holder may elect to convert it into new preferred debt securities of the financing entity with a par value equal to the outstanding principal amount of the note. The note must be repaid and any preferred debt securities into which the note is converted must be retired or redeemed before the Company can have access to the financing entity's receivables. As of December 31, 2007 and December 31, 2006, the aggregate amount of outstanding receivables sold under this facility was $643.3 million and $696.7 million, respectively. The receivables and the note are recorded in the consolidated financial statements of the Company.

Junior Convertible Subordinated Debentures

In 1997, a 100% owned finance subsidiary (the "Subsidiary") of the Company issued 10.0 million shares of 5.25% convertible preferred securities (the "Preferred Securities"). Holders of the Preferred Securities are entitled to cumulative cash dividends of 5.25% of the liquidation preference of $50 per Preferred Security, or $2.625 per year. Each of these Preferred Securities is convertible into 0.9865 of a share of the Company's common stock. In 2005 and 2004, the Company purchased 750,000 shares and 825,000 shares, respectively, of its Preferred Securities from holders at an average price of $47.075 per share ($35.3 million) and $43.6875 per share ($36.0 million), respectively. As of December 31, 2007, 8.4 million shares of Preferred Securities were outstanding which were convertible into 8.3 million shares of the Company's common stock. As of December 31, 2007, the Company fully and unconditionally guarantees 8.4 million shares of the Preferred Securities issued by the Subsidiary, which are callable at 100.0% of the liquidation preference.

The proceeds received by the Subsidiary from the issuance of the Preferred Securities were invested in the Company's 5.25% Junior Convertible Subordinated Debentures (the "Debentures"). In addition, the Subsidiary received approximately $15.5 million of the Company's Debentures as payment for a $15.5 million loan the Company borrowed from the Subsidiary to purchase 100% of the common equity interests in the Subsidiary. As a result, the Company issued an aggregate of $515.5 million of Debentures, and the Subsidiary is the sole holder of the Debentures. The Debentures are the sole assets of the Subsidiary, mature on December 1, 2027, bear interest at an annual rate of 5.25%, are payable quarterly and became redeemable by the Company beginning in December 2001. The Company may defer interest payments on the Debentures for a period of up to 20 consecutive quarters, during which period distribution payments on the Preferred Securities are also deferred. Under this circumstance, the Company may not declare or pay any cash distributions with respect to its common or preferred stock or debt securities that do not rank senior to the Debentures. The Preferred Securities are mandatorily redeemable upon the repayment of the Debentures at maturity or upon acceleration of the Debentures. As of December 31, 2007, the Company has not elected to defer interest payments. In connection with the Company's purchase of the Preferred Securities in 2005 and 2004, the Company negotiated the early retirement of the corresponding Debentures with the Subsidiary. The Company accounted for these transactions as extinguishments of debt, which resulted in $436.7 million of Debentures outstanding as of December 31, 2007. The Company recorded a net gain of $1.7 million in 2005 associated with the 2005 purchases of Preferred Securities, which was included in other expense (income), net.

Terminated Interest Rate Swaps

At December 31, 2007 and 2006, the carrying amount of long-term debt and current maturities thereof includes $8.5 million and $11.9 million (of which $2.0 million and $3.4 million is classified as current), respectively, relating to terminated interest rate swap agreements.

FOOTNOTE 11
Derivative Financial Instruments

Interest Rate Risk Management

At December 31, 2007, the Company had interest rate swaps designated as fair value hedges with an outstanding notional principal amount of $250.0 million, with a net accrued interest payable of $0.2 million. There was $1.2 million of credit exposure on the Company's interest rate derivatives at December 31, 2007.

At December 31, 2007, the Company had long-term cross currency interest rate swaps with an outstanding notional principal amount of $312.4 million, with a net accrued interest receivable of $1.7 million. The maturities on these long-term cross currency interest rate swaps are three years.

Foreign Currency Management

The Company's foreign exchange risk management policy emphasizes hedging anticipated intercompany and third party commercial transaction exposures of generally one-year duration or less. The following table summarizes the Company's forward exchange contracts, long-term cross currency interest rate swaps and option contracts in U.S. dollars by major currency and contractual amount. The "buy" amounts represent the U.S. equivalent of commitments to purchase foreign currencies, and the "sell" amounts represent the U.S. equivalent of commitments to sell foreign currencies according to the local needs of the subsidiaries. The contractual amounts of significant forward exchange contracts, long-term cross currency interest rate swaps and option contracts and their fair values as of December 31, were as follows (*in millions*):

	2007		2006	
	Buy	Sell	Buy	Sell
British Pounds	**$485.6**	**$ 221.7**	$429.8	$ 207.2
Canadian Dollars	**1.2**	**296.7**	0.9	263.6
Euro	**3.6**	**871.2**	2.5	735.0
Other	**40.6**	**14.4**	21.0	21.6
Contractual Value	**$531.0**	**$1,404.0**	$454.2	$1,227.4
Fair Value	**$ (35.9)**	**$ 36.7**	$ (3.4)	$ 0.7

The net loss recognized in 2007, 2006 and 2005 for matured cash flow forward exchange contracts, option contracts and commodity swaps was $6.6 million, $4.2 million and $4.5 million, net of tax, respectively, which was recognized in the Consolidated Statements of Income. The Company estimates that a loss of $1.3 million, net of tax, deferred in accumulated other comprehensive income will be recognized in earnings in 2008.

See Footnote 17 for information regarding the termination of a cross currency interest rate swap.

FOOTNOTE 12
Commitments

Lease Commitments

The Company leases manufacturing, warehouse and other facilities, real estate, transportation, and data processing and other equipment under leases that expire at various dates through the year 2020. Rent expense, which is recognized on a straight-line basis over the life of the lease term, was $90.2 million, $84.4 million and $103.6 million in 2007, 2006 and 2005, respectively.

Future minimum rental payments for operating leases with initial or remaining terms in excess of one year are as follows as of December 31, 2007 (*in millions*):

2008	2009	2010	2011	2012	Thereafter	Total
$81.7	$63.8	$47.3	$35.9	$34.9	$99.5	$363.1

Purchase Obligations

The Company enters into certain obligations to purchase finished goods, raw materials, components and services pursuant to legally enforceable and binding obligations, which include all significant terms. The Company is also obligated to purchase the minority interest of a majority owned subsidiary in 2009, the estimated purchase price of which is included in the purchase obligations amount shown in the table below.

As of December 31, 2007, the Company's future estimated total purchase obligations are as follows (*in millions*):

2008	2009	Total
$275.8	$30.5	$306.3

FOOTNOTE 13

Employee Benefit and Retirement Plans

Effective December 31, 2006, the Company adopted the recognition and disclosure provisions of SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R)" ("SFAS 158"). SFAS 158 required the Company to recognize the funded status (i.e., the difference between the fair value of plan assets and the projected benefit obligations) of its pension plans in the consolidated balance sheet, with a corresponding adjustment of $32.4 million to accumulated other comprehensive loss, net of tax. The adjustment to accumulated other comprehensive loss at adoption represented the net unrecognized actuarial losses, unrecognized prior service costs, and unrecognized transition obligation remaining from the initial adoption of SFAS No. 87, "Employers' Accounting for Pensions" (SFAS 87). Further, actuarial gains and losses in subsequent periods that are not recognized as net periodic pension cost will be recognized as a component of accumulated other comprehensive loss, net of tax. Those amounts will be subsequently recognized as a component of net periodic pension cost on the same basis as the amounts recognized in accumulated other comprehensive loss upon adoption of SFAS 158. SFAS 158 also requires the measurement of defined benefit plan assets and obligations as of the date of the employer's fiscal year end statement of financial position beginning December 31, 2008. The Company has historically measured defined benefit plan assets and liabilities for the majority of its plans on September 30 and has adopted the measurement date provisions of SFAS 158 beginning January 1, 2008. The impact on the Consolidated Financial Statements of the adoption of the change in measurement date to December 31 will result in an adjustment to beginning retained earnings that is not material.

Included in accumulated other comprehensive loss at December 31, 2007 is $314.3 million ($202.4 million net of tax) related to net unrecognized actuarial losses and unrecognized prior service credit that have not yet been recognized in net periodic pension or benefit cost. The Company expects to recognize $9.8 million ($6.4 million net of tax) of costs in 2008 associated with net actuarial losses and prior service credit.

Effective December 31, 2004, the Company froze its defined benefit pension plan for its entire non-union U.S. workforce. As a result of this curtailment, the Company reduced its pension obligation by $50.3 million and recorded a curtailment gain related to negative prior service cost in 2005 of $15.8 million. In conjunction with this action, the Company offered special termination benefits to certain employees who accepted early retirement. The Company replaced the defined benefit pension plan with an additional defined contribution benefit, whereby the Company will make additional contributions to the Company sponsored profit sharing plan. The new defined contribution plan has a three year cliff-vesting schedule, but allows credit for service rendered prior to the inception of the defined contribution benefit arrangement. The Company recorded $19.9 million, $19.6 million and $21.4 million in expense for the defined contribution benefit arrangement for the years ended December 31, 2007, 2006 and 2005, respectively. The liability associated with the defined contribution benefit arrangement as of December 31, 2007 and 2006 is $19.9 million and $19.6 million, respectively, and is included in other accrued liabilities on the Consolidated Balance Sheets.

As of December 31, 2007 and 2006, the Company maintained various non-qualified deferred compensation plans with varying terms. The total liability associated with these plans was $77.8 million and $75.1 million as of December 31, 2007 and 2006, respectively. These liabilities are included in other noncurrent liabilities in the Consolidated Balance Sheets. These plans are partially funded with asset balances of $44.1 million and $38.9 million as of December 31, 2007 and 2006, respectively. These assets are included in other assets in the Consolidated Balance Sheets.

The Company has a Supplemental Executive Retirement Plan ("SERP"), which is a nonqualified defined benefit plan pursuant to which the Company will pay supplemental pension benefits to certain key employees upon retirement based upon the employees' years of service and compensation. The SERP is partially funded through a trust agreement with the Northern Trust Company, as trustee, that owns life insurance policies on key employees. At December 31, 2007 and 2006, the life insurance contracts had a cash surrender value of $78.8 million and $77.7 million, respectively. These assets are included in other assets in the Consolidated Balance Sheets. The projected benefit obligation was $85.1 million and $78.2 million at December 31, 2007 and 2006, respectively. The SERP liabilities are included in the pension table below; however, the Company's investment in the life insurance contracts is excluded from the table as they do not qualify as plan assets under SFAS No. 87, "Employers' Accounting for Pensions."

The Company and its subsidiaries have noncontributory pension, profit sharing and contributory 401(k) plans covering substantially all of their foreign and domestic employees. Plan benefits are generally based on years of service and/or compensation. The Company's funding policy is to contribute not less than the minimum amounts required by the Employee Retirement Income Security Act of 1974, as amended, the Internal Revenue Code of 1986, as amended, or foreign statutes to assure that plan assets will be adequate to provide retirement benefits.

The Company's matching contributions to the contributory 401(k) plans were $15.6 million, $15.9 million, and $15.4 million for the years ended December 31, 2007, 2006 and 2005, respectively.

The Company used a September 30 measurement date for the majority of its pension plans in 2007 and 2006. The following provides a reconciliation of benefit obligations, plan assets and funded status of the Company's noncontributory defined benefit pension plans, including the SERP, as of December 31, (*in millions, except percentages*):

	U.S.		International	
	2007	2006	**2007**	2006
Change in benefit obligation:				
Benefit obligation at January 1	**$ 855.8**	$ 896.4	**$ 543.7**	$ 482.5
Service cost	**3.8**	2.8	**7.3**	7.3
Interest cost	**51.2**	51.4	**27.7**	24.5
Contributions	**—**	—	**0.8**	—
Amendments	**1.6**	0.4	**—**	—
Actuarial loss (gain)	**18.8**	(38.8)	**0.4**	(6.0)
Acquisitions and other	**—**	—	**(0.9)**	(4.4)
Currency translation	**—**	—	**19.8**	64.7
Benefits paid	**(62.6)**	(56.5)	**(24.4)**	(24.9)
Curtailments, settlement costs	**—**	0.1	**(5.6)**	—
Benefit obligation at December 31	**$ 868.6**	$ 855.8	**$ 568.8**	$ 543.7
Change in plan assets:				
Fair value of plan assets at January 1	**$ 711.4**	$ 693.7	**$ 410.7**	$ 340.5
Actual return on plan assets	**103.3**	68.0	**28.8**	26.9
Acquisitions and other	**—**	—	**—**	(1.1)
Contributions	**11.6**	6.2	**29.7**	21.1
Currency translation	**—**	—	**10.8**	48.3
Benefits paid	**(62.6)**	(56.5)	**(24.4)**	(24.9)
Settlement charges and other	**—**	—	**(2.3)**	(0.1)
Fair value of plan assets at December 31	**$ 763.7**	$ 711.4	**$ 453.3**	$ 410.7
Funded status at December 31	**$(104.9)**	$(144.4)	**$(115.5)**	$(133.0)
Amounts recognized in the Consolidated Balance Sheets:				
Prepaid benefit cost[1]	**$ —**	$ —	**$ 1.9**	$ 5.7
Accrued current benefit cost[2]	**(6.7)**	(6.5)	**(4.2)**	(3.8)
Accrued noncurrent benefit cost[3]	**(98.2)**	(137.9)	**(113.2)**	(134.9)
Total	**$(104.9)**	$(144.4)	**$(115.5)**	$(133.0)
Amounts recognized in Accumulated Other Comprehensive Loss:				
Prior service cost	**$ (14.1)**	$ (13.7)	**$ —**	$ —
Net loss	**(215.5)**	(248.9)	**(95.6)**	(100.1)
Accumulated other comprehensive loss, pre-tax	**$(229.6)**	$(262.6)	**$ (95.6)**	$(100.1)
Accumulated benefit obligation	**$ 861.9**	$ 845.7	**$ 556.4**	$ 530.9

(1) Recorded in other assets.
(2) Recorded in other accrued liabilities.
(3) Record in other noncurrent liabilities.

	U.S.		International	
	2007	2006	**2007**	2006
Weighted-average assumptions used to determine benefit obligation:				
Discount rate	**6.25%**	6.00%	**5.53%**	5.11%
Long-term rate of return on plan assets	**8.50%**	8.50%	**5.89%**	6.69%
Long-term rate of compensation increase	**4.00%**	4.50%	**4.24%**	3.90%

Net pension cost (benefit) includes the following components for the years ended December 31, (*in millions*):

	U.S.			International		
	2007	2006	2005	**2007**	2006	2005
Service cost-benefits earned during the year	**$ 3.8**	$ 2.8	$ 2.2	**$ 7.3**	$ 7.3	$ 7.8
Interest cost on projected benefit obligation	**51.2**	51.4	51.7	**27.7**	24.5	23.5
Expected return on plan assets	**(58.6)**	(59.5)	(64.6)	**(27.4)**	(24.7)	(21.0)
Amortization of:						
Prior service cost	**1.1**	1.0	1.1	**—**	—	—
Actuarial loss	**7.6**	7.8	4.9	**4.5**	4.9	3.9
Curtailment, settlement and special termination benefit costs	**—**	0.2	(16.5)	**(2.8)**	—	(0.8)
Net pension cost (benefit)	**$ 5.1**	$ 3.7	$(21.2)	**$ 9.3**	$ 12.0	$ 13.4

	U.S.		International	
	2007	2006	**2007**	2006
Weighted-average assumptions used to determine net periodic benefit cost:				
Discount rate	**6.00%**	5.75%	**5.16%**	4.90%
Long-term rate of return on plan assets	**8.50%**	8.50%	**6.33%**	6.91%
Long-term rate of compensation increase	**4.50%**	4.50%	**3.85%**	3.71%

The Company's defined benefit pension plan weighted-average asset allocation at December 31, 2007 and 2006, by asset category, are as follows:

	U.S.		International	
	2007	2006	**2007**	2006
Equity securities	**69.1%**	65.6%	**21.8%**	51.5%
Debt securities	**20.5%**	22.9%	**52.5%**	40.4%
Real estate	**4.5%**	4.5%	**2.4%**	2.0%
Cash and other	**5.9%**	7.0%	**23.3%**	6.1%
Total	**100.0%**	100.0%	**100.0%**	100.0%

The Company employs a total return investment approach whereby a mix of equities and fixed income investments is used to maximize the long-term return of plan assets for a prudent level of risk. Risk tolerance is established through careful consideration of plan liabilities, plan funded status, and corporate financial condition. The investment portfolio is comprised of a diversified blend of equity, real estate, fixed income investments, and cash investments. Equity investments include large and small market capitalization stocks as well as growth, value and international stock positions.

The Company employs a building block approach in determining the long-term rate of return for plan assets. Historical markets are studied and long-term historical relationships between equities and fixed-income are preserved consistent with the widely accepted capital market principle that assets with higher volatility generate a greater return over the long run. Current market factors, such as inflation and interest rates, are evaluated before long-term capital market assumptions are determined. The long-term portfolio return is established via a building block approach with proper consideration of diversification and rebalancing. Peer data and historical returns are reviewed to check for reasonableness and appropriateness.

The Company expects to make cash contributions of approximately $23.8 million to its defined benefit pension plans in 2008.

Other Postretirement Benefit Plans

Several of the Company's subsidiaries currently provide retiree health care and life insurance benefits for certain employee groups. The following provides a reconciliation of benefit obligations and funded status of the Company's other postretirement benefit plans as of December 31, (*in millions, except percentages*):

	2007	2006
Change in benefit obligation:		
Benefit obligation at beginning of plan year	$ 178.7	$ 173.4
Service cost	1.7	2.6
Interest cost	10.7	10.0
Actuarial (gain) loss	(8.6)	16.5
Benefits paid	(18.0)	(23.8)
Benefit obligation at end of plan year	$ 164.5	$ 178.7
Funded Status:		
Funded status at end of plan year	$(164.5)	$(178.7)
Contributions made between measurement date and December 31	4.0	5.8
Net liability recognized at December 31	$(160.5)	$(172.9)
Amounts recognized in the Consolidated Balance Sheets:		
Accrued current benefit cost[1]	$ (17.6)	$ (18.4)
Accrued noncurrent benefit cost[2]	(142.9)	(154.5)
Total	$(160.5)	$(172.9)
Amounts recognized in Accumulated Other Comprehensive Income (Loss):		
Prior service credit	$ 21.2	$ 23.6
Net loss	(10.3)	(18.9)
Accumulated other comprehensive income, pre-tax	$ 10.9	$ 4.7

(1) Recorded in other accrued liabilities.
(2) Recorded in other noncurrent liabilities.

There are no plan assets associated with the Company's other postretirement benefit plans.

The weighted average discount rate at the measurement dates for the Company's other postretirement benefit plans is developed using a spot interest yield curve based upon a broad population of corporate bonds rated AA or higher, adjusted to match the duration of each plan's benefits. The following are the weighted-average assumptions used to determine net periodic benefit cost for the other postretirement benefit plans:

	2007	2006
Discount rate	6.00%	5.75%
Long-term health care cost trend rate	6.00%	6.00%

Other postretirement benefit costs include the following components as of December 31, (*in millions*):

	2007	2006	2005
Service cost-benefits earned during the year	**$ 1.7**	$ 2.6	$ 3.8
Interest cost on projected benefit obligation	**10.7**	10.0	13.6
Amortization of:			
Prior service benefit	**(2.4)**	(2.4)	(2.4)
Actuarial loss	**0.1**	—	1.3
Curtailments	**—**	(0.1)	—
Net postretirement benefit costs	**$10.1**	$10.1	$16.3

Assumed health care cost trends have been used in the valuation of the benefit obligations for postretirement benefits. The trend rate used to measure the benefit obligation was 9% for all retirees in 2007, declining by 0.5% each year to 5% in 2016 and thereafter.

The health care cost trend rate significantly affects the reported postretirement benefit costs and obligations. A one-percentage point change in the assumed rate would have the following effects (*in millions*):

	1% Increase	1% Decrease
Effect on total of service and interest cost components	$ 1.1	$ (1.0)
Effect on postretirement benefit obligations	$11.8	$(10.5)

Estimated future benefit payments under the Company's defined benefit pension plans and other post-retirement benefit plans are as follows as of December 31, 2007 (in millions):

	2008	2009	2010	2011	2012	2013–2017
Pension Benefits[1]	$75.7	$76.8	$78.6	$80.6	$83.4	$464.0
Other Postretirement Benefits	$17.6	$16.9	$16.4	$15.9	$15.2	$69.8

(1) Certain pension benefit payments will be funded by plan assets.

The estimated other postretirement benefit payments are net of annual Medicare Part D subsidies of approximately $2.2 million per year.

FOOTNOTE 14

Earnings per Share

The calculation of basic and diluted earnings per share for the years ended December 31 is shown below (*in millions, except per share data*):

	2007	2006	2005
Numerator for basic earnings per share:			
Income from continuing operations	**$479.2**	$470.7	$ 406.3
Loss from discontinued operations	**(12.1)**	(85.7)	(155.0)
Net income for basic earnings per share	**$467.1**	$385.0	$ 251.3
Numerator for diluted earnings per share:			
Income from continuing operations	**$479.2**	$470.7	$ 406.3
Effect of convertible preferred securities, net of tax[1]	**14.2**	—	—
Income from continuing operations for diluted earnings per share	**493.4**	470.7	406.3
Loss from discontinued operations	**(12.1)**	(85.7)	(155.0)
Net income for diluted earnings per share	**$481.3**	$385.0	$ 251.3
Denominator:			
Denominator for basic earnings per share—weighted-average shares	**276.0**	274.6	274.4
Dilutive securities[2]	**1.8**	0.9	0.5
Convertible preferred securities[1]	**8.3**	—	—
Denominator for diluted earnings per share	**286.1**	275.5	274.9
Basic earnings (loss) per share: Earnings from continuing operations	**$ 1.74**	$ 1.71	$ 1.48
Loss from discontinued operations	**(0.04)**	(0.31)	(0.56)
Earnings per share	**$ 1.69**	$ 1.40	$ 0.92
Diluted earnings (loss) per share:			
Earnings from continuing operations	**$ 1.72**	$ 1.71	$ 1.48
Loss from discontinued operations	**(0.04)**	(0.31)	(0.56)
Earnings per share	**$ 1.68**	$ 1.40	$ 0.91

(1) The convertible preferred securities are anti-dilutive for 2006 and 2005, and therefore have been excluded from diluted earnings per share. Had the convertible preferred securities been included in the diluted earnings per share calculation, net income would be increased by $14.2 million and $14.4 million for 2006 and 2005, respectively. Weighted average shares outstanding would have increased by 8.3 million shares and 8.4 million shares for 2006 and 2005, respectively.

(2) Dilutive securities include "in the money options" and restricted stock awards. The weighted-average shares outstanding for 2007, 2006 and 2005 exclude the effect of approximately 9.5 million, 11.1 million and 9.6 million stock options, respectively, because such options were anti-dilutive.

FOOTNOTE 15

Stock-Based Compensation

The Company offers stock-based compensation to its employees that includes stock options, restricted stock awards, performance share awards and an employee stock purchase plan, as follows:

Stock Options

The Company's stock plans include plans adopted in 1993 and 2003. The Company has issued both non-qualified and incentive stock options at exercise prices equal to the Company's common stock price on the date of grant with contractual terms of ten years that generally vest and are expensed ratably over five years. Stock option grants are generally subject to forfeiture if employment terminates prior to vesting.

Restricted Stock

Restricted stock awards are independent of stock option grants and are subject to forfeiture if employment terminates prior to vesting. The awards generally cliff-vest three years from the date of grant. Prior to vesting, ownership of the shares cannot be transferred. The restricted stock has the same dividend and voting rights as the common stock. The Company expenses the cost of these awards ratably over the vesting period.

Performance Shares

Performance share awards issued under the 2003 Stock Plan represent the right to receive unrestricted shares of stock based on the achievement of Company performance objectives and/or individual performance goals established by the Organizational Development & Compensation Committee and the Board of Directors. The Company awarded performance shares in February 2007 based on 2006 performance and awarded performance shares in 2006 related to a transition grant as the Company moved to a new cash bonus structure.

Employee Stock Purchase Plan

The Company established an Employee Stock Purchase Plan ("ESPP") effective August 1, 2006. The ESPP allows all employees the ability to purchase shares of the Company's $1.00 par value per share common stock at a 5% discount at the end of each quarter. Pursuant to the ESPP, $0.9 million of shares were purchased during 2007.

Prior to January 1, 2006, the Company recognized stock-based compensation expense by applying the intrinsic value method in accordance with APB 25. Under APB 25, the Company generally recognized compensation expense only for restricted stock grants. The Company recognized the compensation expense associated with the restricted stock ratably over the associated service period.

Effective January 1, 2006, the Company adopted the provisions of SFAS 123(R) using the modified prospective transition method, and therefore has not restated the results of prior periods. Under this transition method, stock-based compensation expense for 2007 and 2006 includes (i) compensation expense for all stock-based compensation awards granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," and (ii) compensation expense for all share-based payment awards granted after January 1, 2006 based on estimated grant-date fair values estimated in accordance with the provisions of SFAS 123(R).

The table below highlights the expense related to share-based payments for the years ended December 31, (*in millions*):

	2007	2006	2005
Stock options	**$17.2**	$17.8	$0.4
Restricted stock	**19.2**	14.3	5.7
Performance shares	**—**	11.9	—
Stock-based compensation	**$36.4**	$44.0	$6.1
Stock-based compensation, net of income tax benefit of $13.8 million, $16.7 million and $2.3 million in 2007, 2006 and 2005, respectively	**$22.6**	$27.3	$3.8

The fair value of stock option awards granted during the years ended December 31, was estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	2007	2006	2005
Risk-free interest rate	**4.7%**	4.6%	3.9%
Dividend yield	**2.8%**	3.0%	3.0%
Expected volatility	**25%**	33%	33%
Expected life (in years)	**5.5**	6.5	6.5

The Company utilized its historical experience to estimate the expected life of the options and volatility.

The following summarizes the changes in the number of shares of common stock under option for the following periods (*shares and aggregate intrinsic value in millions*):

	Shares	Weighted Average Exercise Price	Exercisable at End of Year	Weighted Average Exercise Price	Weighted Average Fair Value of Options Granted During the Year	Aggregate Intrinsic Value
Outstanding at December 31, 2004	11.5	$28	5.0	$30		
Granted	3.2	23			$ 6	
Exercised	—	23				$ —
Forfeited / expired	(1.5)	29				
Outstanding at December 31, 2005	13.2	$27	5.8	$29		
Granted	3.2	25			$ 7	
Exercised	(0.8)	24				$ 3.5
Forfeited / expired	(1.5)	27				
Outstanding at December 31, 2006	14.1	$26	6.8	$28		$52.2
Granted	4.3	30			$ 7	
Exercised	(0.9)	25				$ 3.4
Forfeited / expired	(1.5)	29				
Outstanding at December 31, 2007	**16.0**	**$27**	**7.3**	**$27**		**$19.7**
Vested and expected to vest at December 31, 2007	**12.8**	**$27**				

At December 31, 2007, the aggregate intrinsic value of exercisable options was $9.2 million.

Options outstanding and exercisable as of December 31, 2007 are as follows (*shares in millions*):

	Options Outstanding			Options Exercisable		
Range of Exercise Prices	Number Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number Exercisable	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
$19.00 – $22.49	2.0	$22	6.9	0.8	$22	6.5
$22.50 – $27.49	6.9	24	6.3	3.6	24	4.8
$27.50 – $34.99	6.1	30	7.7	1.9	30	4.9
$35.00 – $50.00	1.0	38	2.5	1.0	38	2.5
$19.00 – $50.00	16.0	$27	6.6	7.3	$27	4.7

The following table summarizes the changes in the number of shares of restricted stock for the following periods (*shares in millions*):

	Shares	Weighted-Average Grant-Date Fair Value
Outstanding at December 31, 2004	0.4	$23
Granted	0.7	22
Forfeited	(0.1)	24
Outstanding at December 31, 2005	1.0	$23
Granted	1.5	24
Forfeited	(0.3)	24
Outstanding at December 31, 2006	2.2	$24
Granted	1.2	30
Vested	(0.5)	23
Forfeited	(0.3)	24
Outstanding at December 31, 2007	**2.6**	**$26**
Expected to vest at December 31, 2007	**2.4**	**$26**

The following table summarizes the Company's total unrecognized compensation cost related to stock-based compensation as of December 31, 2007 (*in millions*):

	Unrecognized Compensation Cost	Weighted Average Period of Expense Recognition (in years)
Stock options	$47.9	2
Restricted stock	34.4	2
Total	$82.3	

FOOTNOTE 16
Income Taxes

The Company adopted the provisions of FIN 48, on January 1, 2007. The adoption of FIN 48 did not result in an adjustment to beginning retained earnings. However, the adoption of FIN 48 did result in the reclassification of certain income tax assets and liabilities from current to long-term in the Company's Consolidated Balance Sheet.

As of January 1, 2007, the Company had unrecognized tax benefits of $161.8 million, of which $160.7 million, if recognized, would affect the effective tax rate. As of December 31, 2007, the Company had unrecognized tax benefits of $145.8 million, all of which, if recognized, would affect the effective tax rate. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as a component of income tax expense. As of December 31, 2007 and January 1, 2007, the Company had recorded accrued interest expense related to the unrecognized tax benefits of up to $18.6 million and $12.6 million, respectively. Due to statute expirations and examinations by various worldwide taxing authorities, $18.8 million of the unrecognized tax benefits could reasonably change in the coming year.

A reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits, including interest, is as follows (*in millions*):

Unrecognized tax benefits balance at January 1, 2007	$161.8
Increases in tax positions for prior years	29.6
Decreases in tax positions for prior years	(1.3)
Increases in tax positions for current year	19.2
Settlements with taxing authorities	(34.9)
Lapse of statute of limitations	(28.6)
Unrecognized tax benefits balance at December 31, 2007	$145.8

The provision for income taxes consists of the following as of December 31, (*in millions*):

	2007	2006	2005
Current:			
Federal	**$ 81.3**	$ (8.8)	$ 29.7
State	**4.0**	1.0	5.4
Foreign	**66.7**	67.2	50.1
Total current	**152.0**	59.4	85.2
Deferred	**(2.3)**	(15.2)	(28.1)
Total provision	**$149.7**	$ 44.2	$ 57.1

The non-U.S. component of income from continuing operations before income taxes was $223.4 million in 2007, $231.2 million in 2006, and $201.4 million in 2005.

A reconciliation of the U.S. statutory rate to the effective income tax rate is as follows for the years ended December 31:

	2007	2006	2005
Statutory rate	**35.0%**	35.0%	35.0%
Add (deduct) effect of:			
State income taxes, net of federal income tax effect	**0.4**	0.1	0.8
Foreign tax credit	**(1.5)**	(1.5)	(0.3)
Foreign rate differential and other	**1.1**	(5.1)	(9.0)
Resolution of tax contingencies	**(11.2)**	(4.8)	(15.9)
Tax basis differential on goodwill impairment	**—**	—	1.7
Impact of legal entity restructuring	**—**	(15.1)	—
Effective rate	**23.8%**	8.6%	12.3%

The Company files numerous consolidated and separate income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. The statute of limitations for the Company's U.S. federal income tax returns has expired for years prior to 2004, and the Internal Revenue Service ("IRS") has completed its examination of the Company's 2004 federal income tax return. The Company's Canadian income tax returns are subject to examination for years after 2000. With few exceptions, the Company is no longer subject to other income tax examinations for years before 2004.

At December 31, 2007, the Company had foreign net operating loss ("NOL") carryforwards of approximately $619.5 million, most of which carryforward without expiration. The potential tax benefits associated with those foreign NOLs are approximately $201.8 million. The valuation allowance on NOLs decreased $10.1 million during 2007 to $199.8 million at December 31, 2007. This decrease is primarily due to foreign NOLs utilized during the year.

The components of net deferred tax assets are as follows as of December 31, (*in millions*):

	2007	2006
Deferred tax assets:		
Accruals not currently deductible for tax purposes	**$ 132.1**	$ 144.6
Postretirement liabilities	**62.9**	65.0
Inventory reserves	**2.0**	11.9
Pension liabilities	**62.4**	86.4
Self-insurance liability	**7.9**	8.7
Foreign net operating losses	**201.8**	214.4
Other	**155.3**	32.2
Total gross deferred tax assets	**624.4**	563.2
Less valuation allowance	**(272.6)**	(246.4)
Net deferred tax assets after valuation allowance	**$ 351.8**	$ 316.8
Deferred tax liabilities:		
Accelerated depreciation	**$ (68.9)**	$ (73.5)
Amortizable intangibles	**(146.1)**	(127.0)
Other	**(5.4)**	(4.9)
Total gross deferred tax liabilities	**(220.4)**	(205.4)
Net deferred tax assets	**$ 131.4**	$ 111.4
Current deferred income tax assets	**$ 102.0**	$ 110.1
Noncurrent deferred income tax assets	**29.4**	1.3
	$ 131.4	$ 111.4

No U.S. deferred taxes have been provided on the undistributed non-U.S. subsidiary earnings that are considered to be indefinitely invested. At December 31, 2007, the estimated amount of total unremitted non-U.S. subsidiary earnings is $544.6 million.

Resolution of Tax Contingencies

2007

In 2007, the Company recorded a benefit of $35.0 million due to the Company entering into an agreement with the IRS relating to the appropriate treatment of a specific deduction included in the Company's 2006 U.S. federal income tax return. The Company requested accelerated review of the transaction under the IRS' Pre-Filing Agreement Program that resulted in affirmative resolution in 2007.

The Company recorded a $4.4 million net benefit due to certain accrual reversals for which the statute of limitations has expired partially offset by provisions required for tax deductions recorded in prior periods.

The Company recorded a benefit of $1.9 million due to the receipt of an income tax refund, resulting in a reduction in the valuation allowance for deferred tax assets.

2006

In 2006, the Company determined that it would be able to utilize certain capital loss carryforwards that it previously believed would expire unused. Accordingly, the Company reversed an income tax valuation reserve of $3.6 million.

The Company completed the reorganization of certain legal entities in Europe which resulted in the recognition of an income tax benefit of $78.0 million.

In 2006, the statute of limitations on certain tax positions for which the Company had provided tax reserves, in whole or in part, expired resulting in the reversal of the provisions and interest accrued thereon in the amount of $21.2 million.

2005

In January 2005, the Company reached agreement with the IRS relating to the appropriate treatment of a specific deduction included in the Company's 2003 U.S. federal income tax return. The Company requested accelerated review of the transaction under the IRS' Pre-Filing Agreement Program that resulted in affirmative resolution in late January 2005. A $58.6 million benefit was recorded in income taxes for 2005 related to this issue.

In 2005, the statute of limitations on certain tax positions for which the Company had provided tax reserves, in whole or in part, expired resulting in the reversal of the provisions and interest accrued thereon in the amount of $15.3 million.

FOOTNOTE 17

Other Expense (Income), Net

Other expense (income), net consists of the following for the years ended December 31, (*in millions*):

	2007	2006	2005
Equity earnings	**$(0.1)**	$(0.9)	$ (0.9)
Minority interest	**3.1**	3.6	2.8
Currency transaction loss	**4.2**	3.0	0.3
Gain on disposal of fixed assets	—	—	(14.8)
Liquidation of foreign entity[1]	—	—	(10.3)
Gain on debt extinguishment[2]	—	—	(1.7)
Other	**0.1**	4.0	1.5
	$ 7.3	$ 9.7	$(23.1)

(1) In December 2005, the Company liquidated a foreign subsidiary and terminated a cross currency interest rate swap that was designated as a hedge of the Company's net investment in the subsidiary. In connection with these actions, the Company recognized a net gain of $10.3 million in other income. The cash paid to terminate the swap was reflected in Other in the Company's cash flow from operations.

(2) See Footnote 10 for further information regarding debt extinguishment.

FOOTNOTE 18

Industry Segment Information

The Company's reporting segments reflect the Company's focus on building large consumer brands, promoting organizational integration, achieving operating efficiencies in sourcing and distribution and leveraging its understanding of similar consumer segments and distribution channels. The reportable segments are as follows:

Segment	Description of Products
Cleaning, Organization & Décor	Material handling, cleaning, refuse, indoor/outdoor organization, home storage, food storage, drapery hardware, window treatments
Office Products	Ball point/roller ball pens, markers, highlighters, pencils, correction fluids, office products, art supplies, on-demand labeling products, card-scanning solutions, on-line postage
Tools & Hardware	Hand tools, power tool accessories, manual paint applicators, cabinet, window and convenience hardware, propane torches, soldering tools and accessories
Other (Home & Family)	Premium cookware and related kitchenware, beauty and style accessory products, infant and juvenile products, including high chairs, car seats, strollers and play yards, and other products within operating segments that are individually immaterial and do not meet aggregation criteria

The Company's segment results are as follows as of and for the years ended December 31, (*in millions*):

	2007	2006	2005
Net Sales[1]			
Cleaning, Organization & Décor	$2,096.4	$1,995.7	$1,921.0
Office Products	2,042.3	2,031.6	1,713.3
Tools & Hardware	1,288.7	1,262.2	1,260.3
Other (Home & Family)	979.9	911.5	822.6
	$6,407.3	$6,201.0	$5,717.2
Operating Income[2]			
Cleaning, Organization & Décor	$ 273.3	$ 209.1	$ 145.8
Office Products	317.9	287.0	266.0
Tools & Hardware	181.5	185.0	171.1
Other (Home & Family)	135.6	117.9	103.5
Corporate	(82.0)	(76.0)	(46.0)
Impairment Charges	—	—	(0.4)
Restructuring Costs	(86.0)	(66.4)	(72.6)
	$ 740.3	$ 656.6	$ 567.4
Depreciation & Amortization			
Cleaning, Organization & Décor	$ 57.8	$ 67.9	$ 85.2
Office Products	52.2	55.9	46.7
Tools & Hardware	33.6	34.2	31.7
Other (Home & Family)	10.1	11.7	14.1
Corporate	23.3	23.6	13.9
	$ 177.0	$ 193.3	$ 191.6
Capital Expenditures[3]			
Cleaning, Organization & Décor	$ 40.8	$ 22.1	$ 22.0
Office Products	25.4	29.7	24.0
Tools & Hardware	13.1	15.6	18.5
Other (Home & Family)	9.3	7.7	7.3
Corporate	68.7	62.1	1.8
	$ 157.3	$ 137.2	$ 73.6
Identifiable Assets			
Cleaning, Organization & Décor	$ 785.3	$ 788.4	
Office Products	1,352.7	1,264.6	
Tools & Hardware	712.2	712.7	
Other (Home & Family)	344.6	293.7	
Corporate[4]	3,488.1	3,183.0	
Discontinued Operations	—	68.1	
	$6,682.9	$6,310.5	

Geographic Area Information

	2007	2006	2005
Net Sales			
U.S.	**$4,624.3**	$4,603.4	$4,338.5
Canada	**425.7**	387.9	352.2
North America	**5,050.0**	4,991.3	4,690.7
Europe	**879.5**	781.0	639.8
Central and South America	**250.2**	239.3	224.8
Other	**227.6**	189.4	161.9
	$6,407.3	$6,201.0	$5,717.2
Operating Income (2),(5)			
U.S.	**$ 572.4**	$ 517.4	$ 434.9
Canada	**108.5**	78.8	65.8
North America	**680.9**	596.2	500.7
Europe	**10.9**	15.4	24.0
Central and South America	**11.9**	5.3	12.9
Other	**36.6**	39.7	29.8
	$ 740.3	$ 656.6	$ 567.4
Property, Plant and Equipment, Net			
U.S.	**$ 479.5**	$ 533.5	
Canada	**15.7**	14.8	
North America	**495.2**	548.3	
Europe	**121.1**	123.7	
Central and South America	**30.7**	31.1	
Other	**41.6**	43.8	
	$ 688.6	$ 746.9	

(1) All intercompany transactions have been eliminated. Sales to Wal-Mart Stores, Inc. and subsidiaries amounted to approximately 13%, 12% and 13% of consolidated net sales for the years ended December 31, 2007, 2006 and 2005, respectively, substantially across all segments. Sales to no other customer exceeded 10% of consolidated net sales for any year.

(2) Operating income is net sales less cost of products sold and selling, general and administrative expenses. Certain headquarters expenses of an operational nature are allocated to business segments and geographic areas primarily on a net sales basis.

(3) Capital expenditures associated with discontinued businesses have been excluded. Corporate capital expenditures in 2007 and 2006 are mainly related to the SAP implementation.

(4) Corporate assets primarily include tradenames and goodwill, capitalized software, equity investments and deferred tax assets.

(5) The restructuring and impairment charges have been reflected in the appropriate geographic regions.

FOOTNOTE 19

Litigation and Contingencies

The Company is involved in legal proceedings in the ordinary course of its business. These proceedings include claims for damages arising out of use of the Company's products, allegations of infringement of intellectual property, commercial disputes and employment matters as well as environmental matters described below. Some of the legal proceedings include claims for punitive as well as compensatory damages, and certain proceedings purport to be class actions.

The Company, using current product sales data and historical trends, actuarially calculates the estimate of its exposure for product liability. As a result of the most recent analysis, the Company has product liability reserves of $34.4 million as of December 31, 2007. The Company is insured for product liability claims for amounts in excess of established deductibles and accrues for the estimated liability as described up to the limits of the deductibles. All other claims and lawsuits are handled on a case-by-case basis.

On July 1, 2007, the Company acquired all of the outstanding equity interest of PSI System, Inc. ("Endicia"), provider of Endicia Internet Postage, for $51.2 million plus related acquisition costs and contingent payments of up to $25.0 million based on future revenues. Endicia is party to a lawsuit filed against it alleging patent infringement. In this case, Stamps.com seeks injunctive relief in order to prevent Endicia from continuing to engage in activities that are alleged to infringe on Stamps.com's patents. An unfavorable outcome in this litigation, which management does not believe is probable, could materially adversely affect the Endicia business.

As of December 31, 2007, the Company was involved in various matters concerning federal and state environmental laws and regulations, including matters in which the Company has been identified by the U.S. Environmental Protection Agency and certain state environmental agencies as a potentially responsible party ("PRP") at contaminated sites under the Federal Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") and equivalent state laws.

In assessing its environmental response costs, the Company has considered several factors, including the extent of the Company's volumetric contribution at each site relative to that of other PRPs; the kind of waste; the terms of existing cost sharing and other applicable agreements; the financial ability of other PRPs to share in the payment of requisite costs; the Company's prior experience with similar sites; environmental studies and cost estimates available to the Company; the effects of inflation on cost estimates; and the extent to which the Company's, and other parties', status as PRPs is disputed.

The Company's estimate of environmental response costs associated with these matters as of December 31, 2007 ranged between $14.5 million and $33.9 million. As of December 31, 2007, the Company had a reserve equal to $18.8 million for such environmental response costs in the aggregate, which is included in other accrued liabilities and other noncurrent liabilities in the Consolidated Balance Sheets. No insurance recovery was taken into account in determining the Company's cost estimates or reserve, nor do the Company's cost estimates or reserve reflect any discounting for present value purposes, except with respect to four long-term (30 year) operations and maintenance CERCLA matters which are estimated at their present value of $8.6 million.

Because of the uncertainties associated with environmental investigations and response activities, the possibility that the Company could be identified as a PRP at sites identified in the future that require the incurrence of environmental response costs and the possibility that sites acquired in business combinations may require environmental response costs, actual costs to be incurred by the Company may vary from the Company's estimates.

Although management of the Company cannot predict the ultimate outcome of these legal proceedings with certainty, including the items discussed above, it believes that the ultimate resolution of the Company's legal proceedings, including any amounts it may be required to pay in excess of amounts reserved, will not have a material effect on the Company's Consolidated Financial Statements.

In the normal course of business and as part of its acquisition and divestiture strategy, the Company may provide certain representations and indemnifications related to legal, environmental, product liability, tax or other types of issues. Based on the nature of these representations and indemnifications, it is not possible to predict the maximum potential payments under all of these agreements due to the conditional nature of the Company's obligations and the unique facts and circumstances involved in each particular agreement. Historically, payments made by the Company under these agreements did not have a material effect on the Company's business, financial condition or results of operations.

As of December 31, 2007, the Company had $87.6 million in standby letters of credit primarily related to the Company's self-insurance programs, including workers' compensation, product liability, and medical.

FOOTNOTE 20

Subsequent Events

On February 21, 2008, the Company entered into a definitive agreement to acquire substantially all of the assets of Aprica Childcare Institute Aprica Kassai, Inc. ("Aprica"), a leading maker of strollers, car seats and other children's products, headquartered in Osaka, Japan. Complementing the Company's Graco brand and its recent acquisition of Germany's Teutonia, the addition of Aprica would give the Company strong brands and distribution channels in Asia Pacific, Europe and North America. For the most recent fiscal year ended July 31, 2007, Aprica reported net sales of approximately $122 million (unaudited). The transaction, which is subject to certain customary and other closing conditions, is expected to close in the first half of 2008.

On February 27, 2008, the Company announced that it had entered into a definitive agreement to acquire Technical Concepts Holdings, LLC, ("Technical Concepts"), a leading global provider of innovative hygiene systems for several high-growth segments of the away-from-home washroom category for approximately $445 million, subject to post-closing adjustments for working capital and other matters. For the year ended December 31, 2007, Technical Concepts reported net sales of approximately $137 million (unaudited). The transaction, which is subject to regulatory approval and customary closing conditions, is expected to close in the first half of 2008.

COMMON STOCK PRICE PERFORMANCE GRAPH

The following common stock price performance graph compares the yearly change in the Company's cumulative total stockholder returns on its common stock during the years 2003 through 2007, with the cumulative total return of the Standard & Poor's 500 Index and the Dow Jones Consumer Goods Index, assuming the investment of $100 on December 31, 2002 and the reinvestment of dividends (rounded to the nearest dollar).



Comparison of Cumulative Five Year Total Return
$200
$150
$100
$ 50
0
2002
2003
2004
2005
2006
2007
Newell Rubbermaid Inc.
S&P 500 Index
DJ Consumer Goods Index

	2002	2003	2004	2005	2006	**2007**
Newell Rubbermaid Inc.	100	77.57	85.41	87.09	109.41	**100.72**
S&P 500 Index	100	128.68	142.69	149.70	173.34	**182.86**
DJ Consumer Goods Index	100	124.30	140.49	143.36	164.74	**180.70**

NEW YORK STOCK EXCHANGE CERTIFICATIONS

The certifications of the Company's Chief Executive Officer and Chief Financial Officer have been included as Exhibits 31.1 and 31.2 to the 2007 Form 10-K, as required by the Sarbanes-Oxley Act. In addition, in 2007, the Company's Chief Executive Officer provided to the New York Stock Exchange the annual Chief Executive Officer certification regarding the Company's compliance with the New York Stock Exchange's corporate governance listing standards.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's common stock is listed on the New York and Chicago Stock Exchanges (symbol: NWL). As of January 31, 2008, there were 16,444 stockholders of record. The following table sets forth the high and low sales prices of the common stock on the New York Stock Exchange Composite Tape (as published in *The Wall Street Journal*) for the calendar periods indicated:

	2007		2006	
Quarters	**High**	**Low**	High	Low
First	**$32.00**	**$28.66**	$26.35	$23.25
Second	**32.19**	**28.80**	28.63	24.35
Third	**29.88**	**24.22**	29.25	24.04
Fourth	**29.50**	**24.69**	29.98	27.75

The Company has paid regular cash dividends on its common stock since 1947. The quarterly cash dividend has been $0.21 per share since February 1, 2000. The Company currently expects that comparable cash dividends will continue to be paid to holders of the Company's common stock in the future. However, the payment of dividends to holders of the Company's common stock remains at the discretion of the Board of Directors and will depend upon many factors, including the Company's financial condition, earnings, legal requirements and other factors the Board of Directors deems relevant.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Operating Income, Excluding Charges

	2005	2006	2007
Operating Income As Reported	$567.4	$ 656.6	**$ 740.3**
Add: Restructuring and other charges	$ 51.6	$ 66.4	**$ 86.0**
Operating Income, Excluding Charges	$619.0	$ 723.0	**$ 826.3**
Net Sales		$6,201.0	**$6,407.3**
Operating Income % of Sales		11.7%	**12.9%**

"Normalized" EPS

	2005	2006	2007
Diluted earnings per share from continuing operations (as reported)	$ 1.48	$ 1.71	**$ 1.72**
Project Acceleration Restructuring costs	$ 0.12	$ 0.17	**$ 0.25**
Diluted earnings per share from continuing operations (excluding charges)	$ 1.60	$ 1.88	**$ 1.97**
One time events:			
Tax Benefit	$(0.27)	$(0.36)	**$(0.15)**
Liquidation of a Foreign Entity	$(0.03)	—	—
Stock Options	$(0.05)	—	—
Pension Curtailment/Other	$(0.05)	—	—
Restructuring Classified as Continuing Income	$ 0.05	—	—
"Normalized" EPS	$ 1.25	$ 1.52	**$ 1.82**

Return On Invested Capital (ROIC)

	2005	2006	2007
Numerator:			
Operating Income As Reported	$ 567.4	$ 656.6	**$ 740.3**
Add: Restructuring and Other Charges	$ 51.6	$ 66.4	**$ 86.0**
Operating Income, Excluding Charges	$ 619.0	$ 723.0	**$ 826.3**
Adjusted Tax Rate[1]	29.1%	28.4%	**29.0%**
After-tax Operating Income	$ 438.9	$ 517.7	**$ 586.7**
Denominator:			
Average Invested Capital[2]	$4,243.6	$4,291.7	**$4,276.5**
Return on Invested Capital (ROIC)	10.3%	12.1%	**13.7%**
Change versus prior year		+180bps	**+160bps**

(1) One-time net tax benefits of $73.9 million, $102.8 million, and $41.3 million are excluded from the adjusted tax rate calculation for 2005, 2006, and 2007, respectively.

(2) Average invested capital includes notes payable, current portion of long-term debt, long-term debt, and stockholders' equity calculated as an average of the five most recent quarter-end balances.

Corporate Information

Brand Web Directory

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levolor.com
papermate.com
parkerpens.com
rolodex.com
rubbermaid.com
rubbermaidcommercial.com
sharpie.com
shurline.com
waterman.com

Trading Information

Newell Rubbermaid is traded on the New York Stock Exchange under the symbol NWL. Additional copies of this annual report, Newell Rubbermaid's Form 10-K and proxy statement filed with the Securities and Exchange Commission, dividend reinvestment plan information, recent and historical financial data and other information about Newell Rubbermaid are available without charge to interested stockholders upon request.

Contact Information

All requests and inquiries should be directed to:

Newell Rubbermaid Inc.
Investor Relations
10B Glenlake Parkway, Suite 300
Atlanta, GA 30328
(800) 424-1941
investor.relations@newellco.com
www.newellrubbermaid.com

Annual Meeting of Stockholders

The annual meeting of stockholders will be held on Tuesday, May 6, 2008, at 9:00 a.m. ET at:

The Westin Atlanta Perimeter North
Seven Concourse Parkway
Atlanta, Georgia 30328
Phone: (770) 395-3900

Stockholder Account Maintenance

Communications concerning the transfer of shares, lost certificates, dividends, dividend reinvestment, receipt of multiple dividend checks, duplicate mailings or change of address should be directed to the Transfer Agent and Registrar:

Computershare Investor Services
P.O. Box 43036
Providence, RI 02940-3036
(877) 233-3006
www.computershare.com

This annual report should be read in conjunction with Newell Rubbermaid's 2008 annual meeting proxy statement and the 2007 Form 10-K. Copies of the proxy statement and Form 10-K may be obtained online at *www.newellrubbermaid.com*

Executive Officers

Mark D. Ketchum
President and Chief Executive Officer
Age 58 Joined company 2005

Hartley D. Blaha
President, Corporate Development
Age 42 Joined company 2003

Paul G. Boitmann
President, Sales Operations & Global Wal-Mart
Age 47 Joined company 2001

William A. Burke
Group President, Tools & Hardware
Age 47 Joined company 2003

Jay D. Gould
Group President, Home & Family
Age 48 Joined company 2006

Raymond J. Johnson
President, Global Manufacturing & Supply Chain
Age 52 Joined company 2002

Dale L. Matschullat
Senior Vice President, General Counsel and Corporate Secretary
Age 62 Joined company 1989

Magnus R. Nicolin
President, Newell Rubbermaid Europe, Middle East and Africa
Age 51 Joined company 2006

James J. Roberts
Executive Group President, Office Products and Cleaning, Organization & Décor
Age 49 Joined company 2001

J. Patrick Robinson
Executive Vice President and Chief Financial Officer
Age 52 Joined company 2001

J. Eduardo Senf
President, Newell Rubbermaid Latin America
Age 49 Joined company 2004

Gordon C. Steele
Senior Vice President, Program Management Office and Chief Information Officer
Age 56 Joined company 2005

James M. Sweet
Executive Vice President, Human Resources and Corporate Communications
Age 55 Joined company 2004

Theodore W. Woehrle
Senior Vice President, Marketing & Brand Management
Age 46 Joined company 2007


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Newell Rubbermaid Inc.
10B Glenlake Parkway, Suite 300
Atlanta, GA 30328
www.newellrubbermaid.com